UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark

34854 Maltepe

Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated September 12, 2024, announcing the release of the registrant’s financial results for the 2nd quarter 2024.

TURKCELL ILETISIM HIZMETLERI

SECOND QUARTER 2024 RESULTS

"Resilient results under inflationary pressures"

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company” or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”) unless otherwise stated.

•	We have four reporting segments:

o	“Turkcell Türkiye,” which comprises our telecom, digital services, and digital business services related businesses in Türkiye (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only figures, unless otherwise stated. The terms "we," "us," and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

o	“Turkcell International,” which comprises all of our telecom and digital services-related businesses outside of Türkiye (BeST and KKTCELL).

▪	As of December 31, 2023, our Lifecell, UkrTower, and Global LLC operations in Ukraine have been classified as a disposal group held for sale and as a discontinued operation.

o	“Techfin” which comprises all of our financial services businesses.

o	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management, and consumer electronics sales through digital channels and intersegment eliminations.

o	Discontinued operations in Ukraine include Lifecell LLC, LLC Global Bilgi, and LLC UkrTower.

•	This press release provides a year-on-year comparison of our key indicators and figures in parentheses following the operational and financial results for June 30, 2024 refer to the same item as at and for the three months ended June 30, 2023. For further details, please refer to our consolidated financial statements and notes as at and for June 30, 2024, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the second quarter and half year of 2023 and 2024 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release, totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons appearing in this press release reflect mathematical calculation.

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NOTICE

This press release contains the Company’s financial information for the period ended June 30, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29"). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of the purchasing power of the Turkish Lira as of June 30, 2024. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of June 30, 2024. Comparative financial information has also been restated using the general price index of the current period. This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2024. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control, in particular in relation to macro-economic indicators, such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, "will," "expect," "intend," "estimate," "believe," "continue," and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward looking statements, see our Annual Report on Form 20-F for 2023 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

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FINANCIAL HIGHLIGHTS

TRY million	Q223	Q224	y/y%		H123	H124	y/y%
Revenue	35,029	34,913	(0.3)%		64,915	68,326	5.3%
EBITDA[1]	14,845	14,887	0.3%		26,069	28,713	10.1%
EBITDA Margin (%)	42.4%	42.6%	0.2	pp	40.2%	42.0%	1.8	pp
EBIT[2]	4,960	4,681	(5.6)%		7,706	8,500	10.3%
EBIT Margin (%)	14.2%	13.4%	(0.8	)pp	11.9%	12.4%	0.5	pp
Net Income / (Loss)	(820)	2,904	n.m		(1,112)	5,760	n.m

SECOND QUARTER HIGHLIGHTS

•	Resilient financial results:

o	Group revenues down 0.3% year-on-year, primarily due to the inflated base effect of large-budget projects in the digital business services in the same period of last year

o	EBITDA up 0.3% leading to an EBITDA margin of 42.6%; EBIT declined 5.6% resulting in an EBIT margin of 13.4%

o	Net income was positive at TRY 2.9 billion

o	Net leverage level at 0.6x; short FX position of US$123 million

•	Steady operational performance:

o	Turkcell Türkiye subscriber base[3] up by 346 thousand quarterly net additions; 679 thousand net additions in the first half of the year

o	477 thousand quarterly mobile postpaid net additions; postpaid subscribers share at 73%

o	42 thousand quarterly fiber net additions

o	54 thousand new fiber homepasses in Q224

o	Mobile ARPU[4] growth of 5.3%; fixed residential fiber ARPU growth of 6.6%

o	Data usage of 4.5G users at 19.6 GB in Q224

•	Due to the upward trend in monthly inflation, which has surpassed expectations, and considering the year-end projections in Türkiye’s Medium-Term Program, we are currently reviewing our guidance[5]. We aim to provide an update, if needed, with our third-quarter results.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(4) Excluding M2M

(5) The guidance for the year 2024 includes the effects of implementing inflation accounting in accordance with IAS 29. Our 2024 guidance has been established using a certain number of assumptions regarding factors beyond our control, including in relation to macroeconomic indicators such as expected inflation levels. In particular, our 2024 guidance is based on an assumed annual inflation rate of 37%, applied on a monthly basis. Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2023 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

For further details, please refer to our consolidated financial statements and notes as at June 30, 2024, via our website in the Investor Relations section (www.turkcell.com.tr).

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COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

As Turkcell, the first and only Turkish company to be listed on the Istanbul and New York stock exchanges simultaneously, we celebrated our 30th anniversary on July 8th by ringing the closing bell at the New York Stock Exchange. In our 30th year, we resolutely remain on a path toward transforming our solid foundations and innovative company vision into stakeholder value.

In line with our strategy of creating value from our assets, we continuously evaluate our portfolio and take strategic actions when the right conditions are met. Accordingly, we initiated the sale process for our assets in Ukraine at the end of 2023. Upon the completion of official approval procedures, we successfully executed the share sale on September 9, 2024. We expect the final sale value to be determined by the end of the year, following the closing adjustments of the financial statements. With this transaction, we reaffirm our focus on Türkiye and on a technology-driven approach.

In the second quarter of 2024, the Central Bank of Türkiye's decision to keep the policy interest rate steady, meeting expectations, contributed to a balanced macroeconomic trajectory, while low foreign exchange rate volatility improved predictability in managing our financial risks. Annual inflation, which peaked with a 75.4% increase in May, was recorded at 71.6% in June. Therefore, the growth performance of those companies applying hyperinflation accounting was negatively impacted by high inflation.

Our second quarter consolidated revenues were at TRY 34.9 billion, with EBITDA1 of TRY 14.9 billion, and an EBITDA Margin of 42.6%. We delivered a net income of TRY 2.9 billion, supported by lower foreign exchange rate losses and effective risk management. During the quarter, we had a net add of 346 thousand, reaching a total of 43.2 million subscribers. The strong financial performance of the Techfin segment, one of our strategic focus areas, continued to support our group.

Successful operational results with the lowest mobile churn rate of the past six years

As in 2023, we observed a rational market until May of this year. Yet, after that, the mobile number portability (MNP) market was triggered due to aggressive pricing actions by competitors. As the leader in the mobile segment, we aim for sustainable growth and keep an eye on market rationalization. Although short-term actions leading to unsustainable performance are not among our priorities, we closely monitor changes in market dynamics.

With our customer-focused actions, superior service quality, and value propositions we gained net 474 thousand mobile subscribers in the first half of the year, 245 thousand being in the second quarter. Our postpaid subscriber base rose by a net of 477 thousand this quarter, where the additions of the past 12 months reached 1.8 million. Thanks to our sequential price adjustments, our postpaid subscriber base exceeding 73%, and our ability to upsell our customers, our Mobile ARPU2 rose 5.3% year-on-year.

In line with our strategy of offering innovative and comprehensive solutions based on our customers' needs, we continue to stand by them at all times. Within this scope, we have continued to offer the “Smart Control Service,” which we launched in the first quarter, free of charge. Additionally, we shared the spirit of our 30th anniversary with our customers through the “30th Anniversary Double Up Campaign.” Thanks to our subscriber retention strategy, supported by analytical models, as well as our innovative campaigns and services, our mobile churn rate decreased to 1.5%, the lowest level of the past six years.

In fixed broadband services, we maintained our focus on fiber subscribers. As a result of strong demand for our high-speed, end-to-end fiber service, we gained net 42 thousand subscribers, bringing our fiber subscriber base to 2.4 million for the quarter. Our high-speed fiber internet packages, designed to meet our customers' growing speed requirements, have continued to attract interest. The rate of fiber subscribers opting for speeds of 100 Mbps and above increased to 34% this quarter, with respect to 24% in the same period of last year. Meanwhile, we continued to pursue our 12-month contract strategy to mitigate the effects of inflation. The share of 12-month contract tariffs among our individual fiber subscribers reached 78%. Residential fiber ARPU rose by 6.6% year-on-year in this quarter. Our total fixed broadband subscriber base reached 3.2 million, and our fixed subscriber churn rate, at 1.2%, marked its lowest level since 2006.

5

The continued strong contribution of Techfin, one of our focus areas

Our techfin business, which we operate under the Financell3 and Paycell brands, continued to contribute significantly to the group growth this quarter. Financell's revenues grew by 33.9% year-on-year to TRY 947 million, driven by an increase in average interest rates, while its loan portfolio reached TRY 6.3 billion at the end of the second quarter. The revenues of Paycell, which provides secure payment solutions, increased by 15.8% year-on-year. The transaction volume of the "Pay Later" service (excluding group companies) grew by 34% to TRY 2.6 billion, while our POS solutions, which have seen high demand since their launch, continued to strengthen their place in our product portfolio with an 86% increase in transaction volume. Our digital service portfolio, including TV+, lifebox, fizy, BiP, and GAME+, allows us to comprehensively impact our customers' lives. With those services, we primarily focus on revenue and profitability. The standalone paid user4 of digital services decreased by 3.8% year-on-year to 5.3 million in the second quarter, while thanks to our pricing actions, revenues from digital services & solutions grew by 4.9%.

We are progressing in line with our strategic goals

In the 30 years since our founding, we have not limited our investments to mobile and fixed infrastructures alone; we have also contributed to a wide range of areas, from people to things, the technology ecosystem to other industries, and from social responsibility to environmental sustainability. That's precisely why, in our 30th year, we say that, “Everything works with Turkcell, and Turkcell works with everyone.”

Meanwhile, in addition to our core focus on “leadership in telecommunications”, we also prioritize data center operations, renewable energy, artificial intelligence technologies, and cybersecurity to further strengthen our position as an “end-to-end technology provider”. And so, by building on our achievements, we will continue without pause to shape a future where technology enriches lives and drives progress.

I extend my heartfelt thanks to all our employees for their contributions to our success and express my gratitude to our Board of Directors for their continued support throughout this journey.

(1) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

(2) Excluding M2M

(3) Following the change in organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under Financell, are now classified as "Other" in the Techfin segment as of the first quarter of 2023.

(4) Including IPTV, OTT TV, fizy, lifebox and GAME+

6

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

	Quarter				Half Year
Profit & Loss Statement (million TRY)	Q223	Q224	y/y%		H123	H124	y/y%
Revenue	35,028.9	34,913.5	(0.3)%		64,915.1	68,326.4	5.3%
Cost of revenue[1]	(17,243.0)	(16,320.9)	(5.3)%		(32,948.1)	(32,525.4)	(1.3)%
Cost of revenue1/Revenue	(49.2)%	(46.7)%	2.5	pp	(50.8)%	(47.6)%	3.2	pp
Gross Margin[1]	50.8%	53.3%	2.5	pp	49.2%	52.4%	3.2	pp
Administrative expenses	(901.5)	(1,197.5)	32.8%		(1,894.6)	(2,456.2)	29.6%
Administrative expenses/Revenue	(2.6)%	(3.4)%	(0.8	)pp	(2.9)%	(3.6)%	(0.7	)pp
Selling and marketing expenses	(1,678.0)	(2,256.8)	34.5%		(3,250.4)	(4,162.5)	28.1%
Selling and marketing expenses/Revenue	(4.8)%	(6.5)%	(1.7	)pp	(5.0)%	(6.1)%	(1.1	)pp
Net impairment losses on financial and contract assets	(361.5)	(251.4)	(30.5)%		(753.1)	(469.2)	(37.7)%
EBITDA[2]	14,844.8	14,886.9	0.3%		26,069.0	28,713.2	10.1%
EBITDA Margin	42.4%	42.6%	0.2	pp	40.2%	42.0%	1.8	pp
Depreciation and amortization	(9,884.9)	(10,205.7)	3.2%		(18,362.7)	(20,213.5)	10.1%
EBIT[3]	4,959.9	4,681.2	(5.6)%		7,706.3	8,499.7	10.3%
EBIT Margin	14.2%	13.4%	(0.8	)pp	11.9%	12.4%	0.5	pp
Net finance income / (costs)	(5,482.4)	(1,489.4)	(72.8)%		(6,427.7)	(1,315.1)	(79.5)%
Finance income	8,369.1	1,571.4	(81.2)%		9,947.7	4,089.2	(58.9)%
Finance costs	(14,577.8)	(4,265.0)	(70.7)%		(16,621.8)	(9,478.7)	(43.0)%
Monetary gain / (loss)	726.3	1,204.2	65.8%		246.4	4,074.3	1,553.5%
Other income / (expenses)	158.0	(210.0)	(232.9)%		(94.3)	(446.8)	373.8%
Non-controlling interests	1.6	1.3	(18.8)%		1.9	7.2	278.9%
Share of profit of equity accounted investees	(221.2)	(761.9)	244.4%		(119.3)	(822.5)	589.4%
Income tax expense	(935.1)	155.1	n.m		(3,449.2)	(1,276.3)	(63.0)%
Profit /(loss) from discontinued operations	698.8	528.1	(24.4)%		1,269.9	1,114.1	(12.3)%
Net Income	(820.4)	2,904.3	n.m		(1,112.4)	5,760.3	n.m

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group decreased by 0.3% year-on-year in Q224. This was mainly attributable to the decreasing demand for large-budget projects in digital business services, resulting in lower hardware revenues on a yearly basis coupled with lower consumer equipment sales.

Turkcell Türkiye revenues, comprising 87% of Group revenues, rose 1.5% year-on-year to TRY30,433 million (TRY29,969 million).

-	Consumer segment[4] revenues grew 8.0% year-on-year on the back of an expanded subscriber base, increased postpaid subscriber share as well as successful upselling performance.

-	Corporate segment[4] revenues decreased by 19.3% year-on-year. This segment was adversely impacted by hardware sales of digital business services, which declined 70.7% year-on-year.

-	Standalone digital services revenues across consumer and corporate segments grew 5% year-on-year due mainly to price adjustments despite a shrinking paid user base.

-	Wholesale revenues down 12.9% year-on-year to TRY1,722 million (TRY1,977 million) on the back of alternative data solutions in the market.

(4) Following the change in organizational structure, the revenues from sole proprietorship subscribers that we define as Merchant, which were previously managed under the Corporate segment, are being reported under the Consumer segment as of and from the third quarter of 2023. Within this scope, past data has been revised for comparative purposes.

7

Turkcell International1 revenues, comprising 3% of Group revenues, rose 2.7% to TRY890 million (TRY867 million).

Techfin segment revenues, comprising 6% of Group revenues, increased 23.5% year-on-year to TRY1,754 million (TRY1,421 million). Financell’s revenue rose 33.9%, and Paycell revenues grew 15.8% year-on-year. Please refer to the Techfin section for details.

Other subsidiaries' revenues, at 6% of Group revenues, which include mostly non-group call center and energy business revenues and consumer electronics sales revenues, decreased 33.8% year-on-year to TRY1,836 million (TRY2,772 million). This was driven primarily by low demand for consumer electronics.

Cost of revenue (excluding depreciation and amortization) decreased to 46.7% (49.2%) as a percentage of revenues in Q224. This was mainly due to the decline in cost of goods sold (6.2pp), interconnection cost (1.0pp), and energy expenses (0.6pp) despite the rise in personnel expenses (3.1pp), funding cost (1.1pp), and other cost items (1.1pp) as a percentage of revenues.

Administrative Expenses increased to 3.4% (2.6%) as a percentage of revenues in Q224 due mainly to the rise in personnel expenses.

Selling and Marketing Expenses increased to 6.5% (4.8%) as a percentage of revenues in Q224, due mainly to the rise in personnel expenses (0.7pp) and marketing expenses (0.9pp) as a percentage of revenues.

Net impairment losses on financial and contract assets decreased to 0.7% (1.0%) as a percentage of revenues in Q224.

EBITDA2 rose 0.3% year-on-year in Q224, leading to an EBITDA margin of 42.6% (42.4%).

–	Turkcell Türkiye’s EBITDA increased 6.1% year-on-year to TRY14,248 million (TRY13,434 million) with an EBITDA margin of 46.8% (44.8%).

–	Turkcell International EBITDA declined 3.2% year-on-year to TRY334 million (TRY345 million), leading to an EBITDA margin of 37.6% (39.8%).

–	Techfin segment EBITDA decreased 27.1% year-on-year to TRY466 million (TRY640 million) with an EBITDA margin of 26.6% (45.0%). The key factor behind the year-on-year decline in EBITDA margin was the rise in funding cost for Financell compared with the second quarter of 2023.

–	The EBITDA of other subsidiaries was at negative TRY162 million (TRY426 million).

Depreciation and amortization expenses increased 3.2% year-on-year in Q224.

Net finance expense of TRY1,489 million (TRY5,482 million) was recorded for Q224, including a TRY1.2 billion monetary gain and net FX losses of TRY2.0 billion.

See Appendix A for details of net foreign exchange gain and loss.

Other expenses decreased to TRY210 million (positive TRY158 million) in Q224.

Income tax expense was positive TRY155 million (TRY935 million) due mainly to deferred tax income and lower corporate tax compared to the previous year.

Profit /(loss) from discontinued operations of TRY528 million (TRY699 million) was recorded in Q224.

Net income of the Group was TRY2.9 billion (negative TRY871 million) in Q224. This resulted mainly from a strong performance at the EBITDA levels, as well as lower FX losses due to stabilized FX rates and the hedging strategy.

Total cash & debt: Consolidated cash as of June 30, 2024, decreased to TRY50,189 million compared to TRY62,341 million as of December 31, 2023. Excluding FX swap transactions, 41% of our cash is in US$, 28% in EUR, 1% in CNY, and 30% in TRY.

(1) As of December 31, 2023, our Lifecell, UkrTower, and Global LLC operations in Ukraine have been classified as a disposal group held for sale and as a discontinued operation. Therefore, this segment does not include revenues from those operations.

(2) EBITDA is a non-GAAP financial measure. See page 15 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

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Consolidated debt as of June 30, 2024, decreased to TRY99,191 million from TRY104,882 million as of December 31, 2023. TRY3,051 million of our consolidated debt is comprised of lease obligations. Please note that 41% of our consolidated debt is in US$, 33% in EUR, 3% in CNY, and 23% in TRY.

Net debt1 as of June 30, 2024, increased to TRY32,400 million from TRY29,691 million as of December 31, 2023, with a net debt to EBITDA ratio of 0.6x times.

Turkcell Group had a short FX position of US$123 million at the end of the quarter (Please note that this figure takes hedging portfolio and advance payments into account). The short FX position of US$123 million is in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, were at TRY10,690 million in Q224.

Operational capital expenditures (excluding license fees) at the Group level were at 22.5% of total revenues in Q224.

	Quarter		Half Year
Capital expenditures (million TRY)	Q223[2]	Q224[3]	H123[2]	H124[3]
Operational Capex	6,996.5	7,870.0	13,405.6	14,384.9
License and Related Costs	4,631.9	7.1	4,658.7	15.2
Non-operational Capex (Including IFRS15 & IFRS16)	2,715.1	2,812.5	6,492.2	3,678.7
Total Capex	14,343.5	10,689.6	24,556.6	18,078.8

(1) Starting from Q421, we have revised the definition of our net debt calculation to include "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(2) Including Ukraine operations

(3) Excluding Ukraine operations

9

Operational Review of Turkcell Türkiye

Summary of Operational Data	Q223	Q124	Q224	y/y %		q/q %
Number of subscribers (million)[1]	42.0	42.8	43.2	2.9%		0.9%
Mobile Postpaid (million)	26.3	27.6	28.1	6.8%		1.8%
Mobile M2M (million)	4.2	4.6	4.7	11.9%		2.2%
Mobile Prepaid (million)	11.3	10.6	10.4	(8.0)%		(1.9)%
Fiber (thousand)	2,199.8	2,338.6	2,380.3	8.2%		1.8%
ADSL (thousand)	754.4	762.3	767.8	1.8%		0.7%
Superbox (thousand)[2]	703.4	737.6	746.4	6.1%		1.2%
Cable (thousand)	40.2	39.2	38.1	(5.2)%		(2.8)%
IPTV (thousand)	1,344.2	1,450.1	1,484.4	10.4%		2.4%
Churn (%)[3]
Mobile Churn (%)	1.9%	1.5%	1.5%	(0.4	)pp	-
Fixed Churn (%)	1.4%	1.3%	1.2%	(0.2	)pp	(0.1	)pp
Average mobile data usage per user (GB/user)	16.5	17.8	18.6	12.7%		4.5%

(1) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) Superbox subscribers are included in mobile subscribers.

(3) Churn figures represent average monthly churn figures for the respective quarters.

ARPU (Average Monthly Revenue per User) (TRY)	Q223	Q124	Q224	y/y %	q/q %
Mobile ARPU, blended	202.1	195.4	210.0	3.9%	7.5%
Mobile ARPU, blended (excluding M2M)	225.6	220.1	237.6	5.3%	8.0%
Postpaid	235.4	225.4	241.5	2.6%	7.1%
Postpaid (excluding M2M)	277.5	267.8	287.9	3.7%	7.5%
Prepaid	126.1	118.5	126.1	-	6.4%
Fixed Residential ARPU, blended	243.8	248.2	259.8	6.6%	4.7%
Residential Fiber ARPU	247.0	251.4	263.4	6.6%	4.8%

Turkcell Türkiye's subscriber base continued its expansion, reaching 43.2 million with a net addition of 346 thousand during the second quarter, largely due to additions in postpaid subscribers. Thanks to our postpaid subscriber focus and successful switch performance, we managed to record a total of 948 thousand postpaid subscriber net additions in the first half of the year.

On the mobile front, our subscriber base reached 38.5 million on 245 thousand quarterly net additions in Q224, driven mainly by 477 thousand net quarterly additions to our postpaid subscriber base. Accordingly, our postpaid subscribers reached 73.1% (69.9%) of our mobile subscriber base as of the end of Q224. Meanwhile, our prepaid subscriber base decreased by 232 thousand in Q224. Although the market was less aggressive compared to previous quarters generally, the competitors launched aggressive campaigns at the end of the second quarter. Our mobile ARPU (excluding M2M) rose by 5.3% year-over-year thanks to price adjustments, a larger postpaid base, and effective upselling performance in Q224. The average monthly mobile churn rate was at 1.5% in Q224, the lowest since 2018, driven by effective churn management supported by analytical models as well as innovative campaigns, primarily “Smart Control Service” and “30th Anniversary Double-Up.”

In the fixed business, our subscriber base expanded to 3.2 million, with a net addition of 46 thousand during the quarter due to our focus on the fiber side, rising demand for pure fiber service, and high-speed packages. Our fiber subscriber base grew by 42 thousand in this quarter. Our residential fiber ARPU growth was 6.6% year-on-year in Q224, driven by rising 12-month contracted subscriber share, price adjustments, and efforts to encourage higher tariff plans as well as higher IPTV pricing. Meanwhile, IPTV subscribers reached 1.5 million, with 34 thousand additions in the quarter. The average monthly fixed churn rate decreased to 1.2% in Q224, marking the lowest since Q4 2006, as a result of a rationalized fixed market and our content-rich IPTV service, TV+.

10

TURKCELL INTERNATIONAL

	Quarter				Half Year
BeST[1]	Q223	Q224	y/y%		H123	H124	y/y%
Number of subscribers (million)	1.5	1.5	-		1.5	1.5	-
Active (3 months)	1.2	1.2	-		1.2	1.2	-
Revenue (million BYN)	42.6	52.1	22.3%		81.9	100.9	23.2%
EBITDA (million BYN)	19.8	25.0	26.3%		38.0	49.1	29.2%
EBITDA margin (%)	46.4%	47.9%	1.5	pp	46.3%	48.7%	2.4	pp
Net income / (loss) (million BYN)	(8.9)	2.6	n.m		(18.1)	(2.3)	(87.3)%
Capex (million BYN)	13.7	26.4	92.7%		32.5	51.8	59.4%
Revenue (million TRY)	487.5	484.4	(0.6)%		979.6	991.3	1.2%
EBITDA (million TRY)	225.8	231.4	2.5%		453.5	482.6	6.4%
EBITDA margin (%)	46.3%	47.8%	1.5	pp	46.3%	48.7%	2.4	pp
Net income / (loss) (million TRY)	(104.6)	30.5	n.m		(219.3)	(20.5)	(90.7)%

(1) BeST, in which we hold a 100% stake, has operated in Belarus since July 2008.

BeST revenues increased 22.3% year-on-year in local currency terms, mainly due to rise in data and outgoing voice revenues in Q224. BeST registered an EBITDA of BYN25.0 million in the second quarter, which led to an EBITDA margin increase to 47.9%. BeST’s revenues in TRY terms decreased 0.6% year-on-year in Q224.

BeST continued to offer LTE services to all six regions, encompassing 4.3 thousand sites in Q224. Enhanced LTE coverage has enabled BeST to expand its 4G subscriber base. Accordingly, 4G users reached 84% of the 3-month active subscriber base, which continued to support mobile data consumption and digital services usage. Additionally, the average monthly data usage among 4G subscribers increased 4% year-on-year, reaching 19.8 GB in Q224.

	Quarter				Half Year
Kuzey Kıbrıs Turkcell[2] (million TRY)	Q223	Q224	y/y%		H123	H124	y/y%
Number of subscribers (million)	0.6	0.6	-		0.6	0.6	-
Revenue	326.6	367.3	12.5%		631.8	693.2	9.7%
EBITDA	122.9	121.2	(1.4)%		222.3	209.6	(5.7)%
EBITDA margin (%)	37.6%	33.0%	(4.6	)pp	35.2%	30.2%	(5.0	)pp
Net income	(602.4)	(328.4)	(45.5)%		(210.6)	184.6	n.m

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues rose 12.5% year-on-year in Q224 on the back of the rise in ARPU. The EBITDA of Kuzey Kıbrıs Turkcell decreased by 1.4%, yielding a 33.0% EBITDA margin. Personnel expenses adversely impacted the margin.

11

TECHFIN

	Quarter				Half Year
Paycell Financial Data (million TRY)	Q223	Q224	y/y%		H123	H124	y/y%
Revenue	694.4	804.1	15.8%		1,248.4	1,542.3	23.5%
EBITDA	340.6	389.4	14.3%		574.7	734.3	27.8%
EBITDA margin (%)	49.1%	48.4%	(0.7	)pp	46.0%	47.6%	1.6	pp
Net income	147.7	175.0	18.5%		70.0	255.3	264.7%

Paycell’s revenue rose by 15.8% year-on-year for the second quarter of 2024. Pay Later and POS solutions supported topline growth thanks to an increase in transaction volume and commission fees. Accordingly, Paycell’s EBITDA increased 14.3% year-on-year, leading to an EBITDA margin of 48.4% in Q224.

Pay Later service transaction volume (non-group) increased by 34% year-on-year to TRY2.6 billion in Q224. 3-month active Pay Later users were up 10% to 6.1 million in Q224. Additionally, the Paycell card transaction volume rose 85% year-on-year to TRY6.3 billion. The overall transaction volume for POS solutions also increased to TRY8.7 billion, with a yearly increase of 86%. Meanwhile, the total transaction volume across all services increased 48% to TRY22.0 billion year-on-year in Q224.

	Quarter				Half Year
Financell[1] Financial Data (million TRY)	Q223	Q224	y/y%		H123	H124	y/y%
Revenue	707.3	947.3	33.9%		1,301.8	1,859.7	42.9%
EBITDA	331.6	133.4	(59.8)%		581.5	235.0	(59.6)%
EBITDA margin (%)	46.9%	14.1%	(32.8	)pp	44.7%	12.6%	(32.1	)pp
Net income	126.8	(38.2)	(130.1)%		(25.4)	(140.4)	453.6%

(1) Following the change in the organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under Financell, have been classified from Financell to "Other" in the Techfin segment as of the first quarter of 2023.

Financell’s revenues rose by 33.9% in Q224. The main factor contributing to this growth was the higher average interest rate on the portfolio as compared to the same period of last year. EBITDA decreased 59.8%, pointing to an EBITDA margin of 14.1%. The increase in funding costs has led to a decline in the EBITDA margin on a yearly basis.

Financell’s loan portfolio was at TRY6.3 billion in Q224, with loans provided to approximately 31 thousand corporate customers. Financell’s cost of risk was at 2.2% at the end of the quarter. In this quarter, Financell began offering loans at varying rates based on customers’ individual risk profiles. It has continued to provide innovative solutions, including green loans for solar projects, car loans, and shopping loans for individual and corporate customers.

12

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 56.6 million as of June 30, 2024. This figure is calculated by taking the number of subscribers of Turkcell Türkiye, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable, and IPTV subscribers of Turkcell Türkiye and the mobile subscribers of lifecell*, BeST, and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q223	Q124	Q224	y/y%	q/q%
Turkcell Türkiye subscribers[1] (million)	42.0	42.8	43.2	2.9%	0.9%
BeST (Belarus)	1.5	1.5	1.5	-	-
Kuzey Kıbrıs Turkcell	0.6	0.6	0.6	-	-
Discontinued operations – lifecell (Ukraine)	11.1	11.3	11.3	1.8%	-
Turkcell Group Subscribers (million)	55.2	56.2	56.6	2.5%	0.7%

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

*Discontinued operations

DISCONTINUED OPERATIONS – lifecell (Ukraine) Standalone

	Quarter				Half Year
lifecell[1] Financial Data	Q223	Q224	y/y%		H123	H124	y/y%
Revenue (million UAH)	2,903.2	3,215.3	10.8%		5,590.6	6,335.8	13.3%
EBITDA (million UAH)	1,715.1	1,776.2	3.6%		3,320.1	3,473.0	4.6%
EBITDA margin (%)	59.1%	55.2%	(3.9	)pp	59.4%	54.8%	(4.6	)pp
Net income / (loss) (million UAH)	611.5	630.2	3.1%		1,127.2	1,212.9	7.6%
Capex (million UAH)	1,445.6	1,127.4	(22.0)%		2,083.6	2,135.6	2.5%
Revenue (million TRY)	2,672.0	2,390.6	(10.5)%		5,204.0	5,112.2	(1.8)%
EBITDA (million TRY)	1,577.7	1,321.8	(16.2)%		3,089.9	2,801.6	(9.3)%
EBITDA margin (%)	59.0%	55.3%	(3.7	)pp	59.4%	54.8%	(4.6	)pp
Net income / (loss) (million TRY)	565.4	469.8	(16.9)%		1,051.7	978.0	(7.0)%

(1) Since July 10, 2015, we hold a 100% stake in lifecell. A share transfer agreement was signed on December 29, 2023, for the transfer of all shares, along with all rights and debts of Lifecell LLC. Discontinued operations in Ukraine include Lifecell LLC, LLC Global Bilgi, and LLC UkrTower. The closing of the share sale transaction of subsidiaries operating in Ukraine was on September 9, 2024. The table presents the financial figures of Lifecell LLC only.

lifecell (Ukraine) revenues in local currency terms increased 10.8%, while its EBITDA rose 3.6%, resulting in an EBITDA margin of 55.2% in Q224.

In TRY terms, lifecell’s revenue decreased by 10.5% in the second quarter of the year. EBITDA declined 16.2% year-on-year, leading to an EBITDA margin of 55.3%.

13

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter							Half Year
	Q223	Q124	Q224	y/y%		q/q%		H123	H124	y/y%
GDP Growth (Türkiye)	4.6%	5.3%	2.5%	(2.1	)pp	(2.8	)pp	4.6%	3.8%	(0.8	)pp
Consumer Price Index (Türkiye)(yoy)	38.2%	68.5%	71.6%	33.4	pp	3.1	pp	38.2%	71.6%	33.4	pp
US$ / TRY rate
Closing Rate	25.8231	32.2854	32.8262	27.1%		1.7%		25.8231	32.8262	27.1%
Average Rate	20.7406	30.7624	32.3812	56.1%		5.3%		19.7991	31.5718	59.5%
EUR / TRY rate
Closing Rate	28.1540	34.8023	35.1284	24.8%		0.9%		28.1540	35.1284	24.8%
Average Rate	22.5331	33.3856	34.8265	54.6%		4.3%		21.3877	34.1060	59.5%
US$ / UAH rate
Closing Rate	36.5686	39.2214	40.5374	10.9%		3.4%		36.5686	40.5374	10.9%
Average Rate	36.5686	38.2281	40.0161	9.4%		4.7%		36.5686	39.1221	7.0%
US$ / BYN rate
Closing Rate	3.0315	3.2498	3.1624	4.3%		(2.7)%		3.0315	3.1624	4.3%
Average Rate	2.9308	3.2100	3.2221	9.9%		0.4%		2.8407	3.2160	13.2%

14

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation expense and amortization expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Quarter			Half Year
Turkcell Group (million TRY)	Q223	Q224	y/y%	H123	H124	y/y%
Consolidated profit before minority interest	(821.9)	2,903.0	n.m	(1,114.3)	5,753.1	n.m
Profit /(loss) from discontinued operations	698.8	528.1	(24.4)%	1,269.9	1,114.1	(12.3)%
Income tax expense	(935.1)	155.1	n.m	(3,449.2)	(1,276.3)	(63.0)%
Consolidated profit before income tax & minority interest	(585.6)	2,219.9	n.m	1,065.0	5,915.3	455.4%
Share of profit of equity accounted investees	(221.2)	(761.9)	244.4%	(119.3)	(822.5)	589.4%
Finance income	8,369.1	(1,848.4)	(122.1)%	9,947.7	4,089.2	(58.9)%
Finance costs	(14,577.8)	(845.2)	(94.2)%	(16,621.8)	(9,478.7)	(43.0)%
Monetary gain / (loss)	726.3	1,204.2	65.8%	246.4	4,074.3	1,553.5%
Other income / (expenses)	158.0	(210.0)	(232.9)%	(94.3)	(446.8)	373.8%
EBIT	4,959.9	4,681.2	(5.6)%	7,706.3	8,499.7	10.3%
Depreciation and amortization	(9,884.9)	(10,205.7)	3.2%	(18,362.7)	(20,213.5)	10.1%
Adjusted EBITDA	14,844.8	14,886.9	0.3%	26,069.0	28,713.2	10.1%

15

RECONCILIATION OF ARPU: ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes this measure is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for Q2 2023 and Q2 2024.

Reconciliation of ARPU	Q223	Q224
Turkcell Türkiye Revenue (million TRY)	29,969.0	30,433.4
Telecommunication services revenue	27,564.4	29,288.7
Equipment revenue	2,223.6	809.1
Other*	181.0	335.6
Revenues which are not attributed to ARPU calculation[1]	(5,121.9)	(3,679.7)
Turkcell Türkiye revenues included in ARPU calculation[2]	24,666.1	26,418.2
Mobile blended ARPU (TRY)	202.1	210.0
Average number of mobile subscribers during the year (million)	37.5	38.4
Fixed residential ARPU (TRY)	243.8	259.8
Average number of fixed residential subscribers during the year (million)	2.6	2.9

(1) Revenue from fixed corporate and wholesale business; digital business sales; tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue and revenues which are not attributed to ARPU calculation.

*Including call center revenues

16

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Türkiye, serving its customers with its unique portfolio of digital services along with voice, messaging, data, and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 4 countries – Türkiye, Belarus, Northern Cyprus, and Ukraine (discontinued operations). Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY34.9 billion revenue in Q224 with total assets of TRY299.7 billion as of June 30, 2024. It has been listed on the NYSE and the BIST since July 2000, and is the only dual-listed company in Türkiye. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

17

Appendix A – Tables

Table: Net foreign exchange gain and loss details

	Quarter			Half Year
Million TRY	Q223	Q224	y/y%	H123	H124	y/y%
Net FX loss before hedging	(12,639.4)	(745.2)	(94.1)%	(13,093.0)	(3,656.0)	(72.1)%
Swap interest income/(expense)	204.8	110.8	(45.9)%	302.2	310.9	2.9%
Fair value gain on derivative financial instruments	4,363.1	(1,372.3)	(131.5)%	4,142.1	(1,162.1)	(128.1)%
Net FX gain / (loss) after hedging	(8,071.4)	(2,006.7)	(75.1)%	(8,648.7)	(4,507.2)	(47.9)%

Table: Income tax expense details

	Quarter			Half Year
Million TRY	Q223	Q224	y/y%	H123	H124	y/y%
Current tax expense	(324.6)	(112.0)	(65.5)%	(877.8)	(160.4)	(81.7)%
Deferred tax income / (expense)	(610.5)	267.0	n.m	(2,571.4)	(1,115.9)	(56.6)%
Income Tax expense	(935.1)	155.1	n.m	(3,449.2)	(1,276.3)	(63.0)%

18

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		30 June	31 December
	Notes	2024	2023
Assets
Property, plant and equipment	8	84,551,339	83,135,910
Right-of-use assets	10	7,774,927	7,653,829
Intangible assets	9	71,005,059	72,983,952
Investment properties		168,811	177,578
Trade receivables		199,788	406,463
Receivables from financial services		484,582	740,362
Contract assets		195,857	126,332
Financial assets at fair value through other comprehensive income	12	5,824,030	132,247
Financial assets at fair value through profit or loss	12	851,382	675,425
Deferred tax assets		1,930,167	1,407,940
Investments in equity accounted investees	20	6,498,958	7,321,444
Other non-current assets		7,330,024	5,526,272
Total non-current assets		186,814,924	180,287,754

Inventories		697,452	674,199
Trade receivables		14,970,327	13,628,059
Due from related parties		330,713	213,761
Receivables from financial services		6,257,154	7,287,135
Contract assets		4,981,366	3,981,203
Derivative financial instruments	14	2,183,952	2,550,529
Financial assets at amortized cost	12	7,073	-
Financial assets at fair value through other comprehensive income	12	1,597,326	-
Financial assets at fair value through profit or loss	12	7,631,810	11,063,743
Cash and cash equivalents	11	50,189,445	62,340,746
Other current assets		5,094,531	4,834,429
Subtotal		93,941,149	106,573,804
Assets held for sale	21	18,957,963	21,336,812
Total current assets		112,899,112	127,910,616

Total assets		299,714,036	308,198,370

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		30 June	31 December
	Notes	2024	2023
Equity
Share capital		40,332,364	40,332,364
Share premium		9,583	9,583
Treasury shares		(872,779)	(924,671)
Reserves		7,958,085	6,953,927
Remeasurements of defined benefit plan		(2,536,802)	(2,553,580)
Retained earnings		107,420,313	108,667,692
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		152,310,764	152,485,315
Non-controlling interests		(20,169)	(16,159)
Total equity		152,290,595	152,469,156

Liabilities
Borrowings	13	64,033,189	72,279,513
Trade and other payables		147,909	1,385,427
Due to related parties		157	47,819
Employee benefit obligations		2,541,170	2,559,959
Provisions		1,616,840	1,720,633
Deferred tax liabilities		4,072,776	2,851,637
Contract liabilities		1,553,709	1,488,913
Other non-current liabilities		1,326,614	1,388,880
Total non-current liabilities		75,292,364	83,722,781

Borrowings	13	35,157,543	32,602,579
Current tax liabilities		143,509	266,151
Trade and other payables		24,021,678	25,703,087
Due to related parties		2,795,037	689,095
Deferred revenue		402,290	309,346
Provisions		1,432,963	2,464,186
Contract liabilities		1,470,401	1,637,166
Derivative financial instruments	14	315,719	442,022
Subtotal		65,739,140	64,113,632
Liabilities directly associated with the assets held for sale	21	6,391,937	7,892,801
Total current liabilities		72,131,077	72,006,433
Total liabilities		147,423,441	155,729,214
Total equity and liabilities		299,714,036	308,198,370

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		6 months	3 months	6 months	3 months
		period	period ended	period ended	period ended
		ended at 30	at 30 June	at 30 June	at 30 June
Continuing operations	Notes	June 2024	2024	2023	2023
Revenue	4	65,289,279	33,337,252	62,552,557	33,716,528
Revenue from financial services	4	3,037,108	1,576,219	2,362,577	1,312,335
Total revenue		68,326,387	34,913,471	64,915,134	35,028,863

Cost of revenue		(50,580,071)	(25,420,539)	(50,295,943)	(26,583,230)
Cost of revenue from financial services		(2,158,772)	(1,105,985)	(1,014,810)	(544,723)
Total cost of revenue		(52,738,843)	(26,526,524)	(51,310,753)	(27,127,953)

Gross profit		14,709,208	7,916,713	12,256,614	7,133,298
Gross profit from financial services		878,336	470,234	1,347,767	767,612
Total gross profit		15,587,544	8,386,947	13,604,381	7,900,910

Other income	5	60,036	4,783	665,224	551,816
Selling and marketing expenses		(4,162,496)	(2,256,835)	(3,250,419)	(1,678,040)
Administrative expenses		(2,456,155)	(1,197,512)	(1,894,563)	(901,449)
Net impairment losses on
financial and contract assets		(469,201)	(251,374)	(753,051)	(361,483)
Other expenses	5	(506,795)	(214,803)	(759,546)	(393,779)
Operating profit		8,052,933	4,471,206	7,612,026	5,117,975

Finance income	6	4,089,201	1,571,432	9,947,710	8,369,075
Finance costs	6	(9,478,671)	(4,265,049)	(16,621,781)	(14,577,779)
Monetary gain (loss)		4,074,343	1,204,183	246,354	726,327
Net finance costs / income		(1,315,127)	(1,489,434)	(6,427,717)	(5,482,377)

Share of loss of equity accounted investees	20	(822,486)	(761,883)	(119,258)	(221,185)
Profit/(loss) before income tax from continuing operations		5,915,320	2,219,889	1,065,051	(585,587)

Income tax expense	7	(1,276,345)	155,067	(3,449,218)	(935,149)
Profit/(loss) for the period from continuing operations		4,638,975	2,374,956	(2,384,167)	(1,520,736)

Profit for the period from discontinued operations	21	1,114,138	528,059	1,269,897	698,789

Profit/ (Loss) for the period		5,753,113	2,903,015	(1,114,270)	(821,947)

Profit for the year is attributable to:
Owners of the Company		5,760,328	2,904,335	(1,112,379)	(820,363)
Non-controlling interests		(7,215)	(1,320)	(1,891)	(1,584)
Total		5,753,113	2,903,015	(1,114,270)	(821,947)

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		2.64	1.33	(0.51)	(0.38)

Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		2.13	1.09	(1.09)	(0.70)

The above interim condensed consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS INTERIM PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		6 months	3 months	6 months	3 months
		period ended	period ended	period ended	period ended
		at 30 June	at 30 June	at 30 June	at 30 June
	Notes	2024	2024	2023	2023
Profit/ (loss) for the period		5,753,113	2,903,015	(1,114,270)	(821,947)
Items that will not be reclassified to profit or loss:
Remeasurements of defined termination benefit		17,949	1,893	242,312	(12,359)
Income tax relating to remeasurements of defined termination benefit		(1,171)	(737)	(48,136)	2,699
		16,778	1,156	194,176	(9,660)
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		(888,850)	(668,805)	3,784,570	3,581,238
Net gain on debt instruments
at fair value through other comprehensive income	12	(8,160)	(432)	87,969	52,178
Cash flow hedges - effective portion of changes in fair value		2,896,757	(2,234,506)	1,100,827	(1,583,792)
Cash flow hedges - reclassified to profit or loss		(3,212,361)	1,306,548	(1,607,107)	1,598,976
Cost of hedging reserve - changes in fair value		398,865	1,651,655	1,588,815	1,860,790
Cost of hedging reserve - reclassified to profit or loss		516,356	(172,390)	156,611	(253,313)
Loss on hedges of net investments in foreign operations		448,174	409,559	(3,517,636)	(3,652,192)
Income tax relating to these items		225,659	(78,939)	792,107	422,158
- Income tax relating to exchange differences		(17,881)	(971)	1,627	(75,305)
- Income tax relating to cash flow hedges		(223,861)	120,179	(36,701)	(60,869)
- Income tax relating to cost of hedging reserve		229,552	(214,066)	(48,548)	(223,535)
- Income tax relating to fair value reserve	12	7,606	1,999	(7,952)	(7,293)
- Income tax relating to hedges of net investments		230,243	13,920	883,681	789,160
		376,440	212,690	2,386,156	2,026,043
Other comprehensive income/(loss) for the year, net of income tax		393,218	213,846	2,580,332	2,016,383
Total comprehensive income for the year		6,146,331	3,116,861	1,466,062	1,194,436

Total comprehensive income for the year is attributable to:
Owners of the Company		6,153,546	3,118,181	1,467,953	1,196,020
Non-controlling interests		(7,215)	(1,320)	(1,891)	(1,584)
Total		6,146,331	3,116,861	1,466,062	1,194,436

The above interim condensed consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Share capital	Treasury shares	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plan	Retained earnings	Reserve of disposal group held for sale	Total	Non-controlling interests	Total equity
Balance at 1 January 2023	40,332,364	(886,573)	9,583	30,416,261	(292,004)	(5,456,056)	3,276,063	(9,101,988)	(15,844,372)	(2,556,601)	96,527,437		136,424,114	8,010	136,432,124
Profit/ (loss) for the year	-	-	-	-					-	-	(1,112,379)		(1,112,379)	(1,891)	(1,114,270)
Other comprehensive income, net of income tax	-	-	-	-	80,017	(2,633,955)	(542,981)	1,696,878	3,786,197	194,176	-		2,580,332		2,580,332
Total comprehensive income	-	-	-	-	80,017	(2,633,955)	(542,981)	1,696,878	3,786,197	194,176	(1,112,379)	-	1,467,953	(1,891)	1,466,062
Transfers to legal reserves	-	-	-	127,310	-	-	-	-	-	-	(127,310)		-	-	-
Acquisition of treasury shares (-)	-	(63,309)	-	-	-	-	-	-	-	-			(63,309)	-	(63,309)
Other	-	-	-	-	-	-	-	-	-	-			-	801	801
Balance at 30 June 2023	40,332,364	(949,882)	9,583	30,543,571	(211,987)	(8,090,011)	2,733,082	(7,405,110)	(12,058,175)	(2,362,425)	95,287,748	-	137,828,758	6,920	137,835,678

Balance at 1 January 2024	40,332,364	(924,671)	9,583	30,835,553	(112,277)	(6,904,501)	5,270,192	(9,245,844)	(20,548,138)	(2,553,580)	108,667,692	7,658,942	152,485,315	(16,159)	152,469,156
Profit/ (loss) for the year	-	-	-	-						-	5,760,328		5,760,328	(7,215)	5,753,113
Other comprehensive income, net of income tax	-	-	-	-	(554)	678,417	(539,465)	1,144,773	(906,731)	16,778	-		393,218	-	393,218
Total comprehensive income	-	-	-	-	(554)	678,417	(539,465)	1,144,773	(906,731)	16,778	5,760,328	-	6,153,546	(7,215)	6,146,331
Transfers to legal reserves	-	-	-	627,718	-	-	-	-	-	-	(627,718)		-	-	-
Dividend paid	-	51,892	-	-	-	-	-	-	-	-	(6,379,989)		(6,328,097)	-	(6,328,097)
Discontinued operations (Note 21)	-	-	-	-	-	-	-	-	1,324,428			(1,324,428)	-	-	-
Other													-	3,205	3,205
Balance at 30 June 2024	40,332,364	(872,779)	9,583	31,463,271	(112,831)	(6,226,084)	4,730,727	(8,101,071)	(20,130,441)	(2,536,802)	107,420,313	6,334,514	152,310,764	(20,169)	152,290,595

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		30 June	30 June
	Note	2024	2023
Cash flows from operating activities:
Profit/ (loss) for the year		4,638,975	(2,384,167)
Discontinued operations		1,114,138	1,269,897
Profit/ (loss) for the period including discontinued operations		5,753,113	(1,114,270)
Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	8	10,319,051	7,372,664
Amortization of intangible assets and right of use assets	9-10	11,372,322	12,491,798
Impairment on property, plant and equipment and intangible asset		(1,500)	(27,064)
Net finance expense		3,141,771	2,226,874
Fair value adjustments to derivatives		(929,747)	(1,577,465)
Income tax expense		1,486,697	3,620,719
Gain on sale of property, plant and equipment		7,363	26,490
Effects of exchange rate changes and inflation adjustments		163,686	14,111,525
Provisions		1,786,039	2,241,339
Share of (profit)/loss of associates and joint ventures	20	822,486	119,258
Fair value adjustments to financial assets through profit or loss		(961,606)	(3,860,085)
Non-cash other adjustments		53,787	41,675
		33,013,462	35,673,458
Change in operating assets/liabilities
Change in trade receivables		(1,228,618)	(3,351,305)
Change in due from related parties		(118,646)	200,247
Change in receivables from financial services		1,254,454	(960,133)
Change in inventories		5,935	(294,340)
Change in other current assets		(290,428)	(203,803)
Change in other non-current assets		15,555	(2,678,878)
Change in due to related parties		(525,269)	45,716
Change in trade and other payables		(6,680,159)	2,119,687
Change in other non-current liabilities		(159,544)	381,615
Change in employee benefit obligations		(18,789)	(792,124)
Change in short term contract asset		(1,000,163)	(98,883)
Change in long term contract asset		(74,839)	103,931
Change in deferred revenue		83,386	37,499
Change in short term contract liability		(231,071)	647,764
Change in long term contract liability		64,796	(68,373)
Changes in other working capital		(1,435,545)	(975,569)
Cash generated from operations		22,674,517	29,786,510

Interest paid		(5,756,268)	(4,320,249)
Income tax paid		(158,346)	(192,247)
Net cash inflow from operating activities		16,759,903	25,274,014

Cash flows from investing activities:
Acquisition of property, plant and equipment	8	(11,676,730)	(7,390,546)
Acquisition of intangible assets	9	(7,487,990)	(11,932,718)
Proceeds from sale of property, plant and equipment		991,601	107,077
(Payments for)/proceeds from advances given for acquisition of property, plant and equipment		(1,881,897)	-
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		4,604,462	8,040,092
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(13,064,991)	(7,076,799)
Cash (outflows)/inflows from financial assets at amortized cost		7,749,100	1,616,475
Cash (outflows)/inflows financial assets at fair value through profit or loss		(4,578,331)	(7,769,311)
Interest received		4,763,245	3,107,196
Net cash outflow from investing activities		(20,581,531)	(21,298,534)

Cash flows from financing activities:
Proceeds from derivative instruments		2,323,560	2,820,564
Repayments of derivative instruments		(2,713,834)	(2,885,255)
Proceeds from issues of loans and borrowings		28,528,677	38,556,736
Proceeds from issues of bonds		6,679,678	3,258,627
Repayments of borrowings		(22,831,951)	(28,919,012)
Repayments of bonds		(4,678,878)	(2,541,094)
Dividends paid to shareholders		-	(63,309)
Payments of lease liabilities		(2,379,286)	(2,612,762)
Net cash outflow from financing activities		4,927,966	7,614,495
Net increase in cash and cash equivalents		1,106,338	11,589,975
Cash and cash equivalents at 1 January		67,138,236	53,207,222
Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(12,997,838)	(4,808,022)
Cash and cash equivalents at 30 June	11	55,246,736	59,989,175

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998 (2G License), a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. On 7 April 2023, the 2G License has been extended to 30 April 2029. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The interim condensed consolidated financial statements of the Company as at and for the six months ended 30 June 2024 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on 12 September 2024.

As of 30 June 2024, the ownership interest and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%.

As of 30 June 2024, the Group’s immediate shareholder is TVF BTIH, which is wholly owned by Turkiye Varlik Fonu (“TVF”). TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 30 June 2024.

2.	Basis of preparation of financial statements

These interim condensed consolidated financial statements for the six months ended 30 June 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2023.

Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus for the year ended 30 June 2024 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

The table below shows the evolution of CPI in the last three years and as of 30 June 2024:

	Annual Index	Conversion factor	Cumulative Inflation (last three years)
30 June 2024	2,319.29	1.00000	%324
31 December 2023	1,859.38	1.24735	%268
30 June 2023	1,351.59	1.71597	%190

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations

The accounting policies and presentation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new standards effective as of 1 January 2024. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

i)	The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows:

Amendments to IAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2020 and October 2022, IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in October 2022 if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, October 2022 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarify that the requirement for the right to exist at the end of the reporting period applies to covenants which the entity is required to comply with on or before the reporting date regardless of whether the lender tests for compliance at that date or at a later date. The amendments also clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments must be applied retrospectively in accordance with IAS 8.

The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. In applying requirements of IFRS 16 under “Subsequent measurement of the lease liability” heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

The amendments did not have a significant impact on the financial position or performance of the Group.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

i)	The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows: (continued)

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

The amendments issued in May 2023 specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid. The amendments require an entity to provide information about terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those liabilities. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are also included as an example of other factors that might be relevant to disclose. The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments. Thus, the amendments had no impact on the Group’s interim condensed consolidated financial statements.

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the interim condensed consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The Group expects no significant impact on its balance sheet and equity.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective: (continued)

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognised on the ‘settlement date’. It also introduces an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 18 – The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the Board issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. Unless otherwise specified, eligible entities that elect to apply IFRS 19 will not need to apply the disclosure requirements in other IFRS accounting standards. An entity that is a subsidiary, does not have public accountability and has a parent (either ultimate or intermediate) which prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards may elect to apply IFRS 19. IFRS 19 is effective for reporting periods beginning on or after 1 January 2027 and earlier adoption is permitted. If an eligible entity chooses to apply the standard earlier, it is required to disclose that fact. An entity is required, during the first period (annual and interim) in which it applies the standard, to align the disclosures in the comparative period with the disclosures included in the current period under IFRS 19.

The standard is not applicable for the Group.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

iii)	The amendments which are effective immediately upon issuance

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules

In May 2023, the Board issued amendments to IAS 12, which introduce a mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that IAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (OECD). The amendments also introduced targeted disclosure requirements for entities affected by the tax laws. The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception apply immediately and retrospectively upon issue of the amendments.

Based on management’s preliminary assessments, Group management does not expect significant impact on it’s consolidated financial statements due to Pillar Two amendments. However, the Company will continue to monitoring upcoming legislation changes on this matter, in Turkey and in other countries that the Group operates.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkiye, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis A.S’s (“Turkcell Satis”) digital business services, Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”) and BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”).

Turkcell International reportable segment includes telecom and digital services related operations of CJSC Belarusian Telecommunications Network (“BeST”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

Techfin reportable segment includes all financial services operations of Turkcell Finansman, Turkcell Odeme, Paycell, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Turkcell Dijital Egitim Teknolojileri A.S. (“Dijital Egitim”). W3 Labs Yeni Teknolojiler A.S. ("W3") and Turkcell Satis’s other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information (continued)

	Six months ended 30 June
	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	59,177,878	55,395,483	1,773,273	1,731,148	3,394,516	2,562,586	5,315,475	6,538,583	(1,334,755)	(1,312,666)	68,326,387	64,915,134
Inter-segment revenue	(521,857)	(439,064)	(72,619)	(109,738)	(357,408)	(201,767)	(382,871)	(562,097)	1,334,755	1,312,666	-	-
Revenues from external customers	58,656,021	54,956,419	1,700,654	1,621,410	3,037,108	2,360,819	4,932,604	5,976,486	-	-	68,326,387	64,915,134
Adjusted EBITDA	27,286,803	23,917,718	656,348	622,627	840,501	1,091,015	100,827	555,680	(171,311)	(118,031)	28,713,168	26,069,009
IFRS 9 impairment loss provision	(397,738)	(683,756)	(1,772)	(4,123)	(69,637)	(65,490)	(54)	318	-	-	(469,201)	(753,051)

	Three months ended 30 June
	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	30,433,430	29,968,974	889,736	866,641	1,754,487	1,420,988	2,482,943	3,377,613	(647,125)	(605,353)	34,913,471	35,028,863
Inter-segment revenue	(242,749)	(233,706)	(30,432)	(47,334)	(178,268)	(110,411)	(195,676)	(213,902)	647,125	605,353	-	-
Revenues from external customers	30,190,681	29,735,268	859,304	819,307	1,576,219	1,310,577	2,287,267	3,163,711	-	-	34,913,471	35,028,863
Adjusted EBITDA	14,248,490	13,433,899	334,195	345,351	466,179	639,832	(92,477)	318,640	(69,489)	107,127	14,886,898	14,844,849
IFRS 9 impairment loss provision	(206,877)	(332,913)	(1,283)	(2,645)	(43,246)	(25,978)	31	54	-	-	(251,375)	(361,482)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information (continued)

	6 months period	3 months period	6 months period	3 months period
	ended at 30 June	ended at 30 June	ended at 30 June	ended at 30 June
	2024	2024	2023	2023
Profit/ (Loss) for the period	4,638,975	2,374,956	(2,384,167)	(1,520,736)
Add/(Less):
Income tax expense	1,276,345	(155,067)	3,449,218	935,149
Finance income	(4,089,201)	(1,571,432)	(9,947,710)	(8,369,075)
Finance costs	9,478,671	4,265,049	16,621,781	14,577,779
Other income	(60,036)	(4,783)	(665,224)	(551,816)
Other expenses	506,795	214,803	759,546	393,779
Monetary (gain) loss	(4,074,343)	(1,204,183)	(246,354)	(726,327)
Depreciation and amortization	20,213,476	10,205,672	18,362,661	9,884,911
Share of loss/(gain) of equity accounted investees	822,486	761,883	119,258	221,185
Consolidated adjusted EBITDA	28,713,168	14,886,898	26,069,009	14,844,849

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4.	Revenue

	Six months ended 30 June
	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Telecommunication services	56,556,688	51,186,919	1,574,895	1,492,485	-	-	-	-	(115,332)	(131,680)	58,016,251	52,547,724
Equipment related revenues	1,906,821	3,648,591	102,519	112,031	-	-	3,133,842	4,094,985	(11,913)	(11,863)	5,131,269	7,843,744
Revenue from financial services	-	-	-	-	3,394,516	2,562,586	-	-	(357,408)	(200,009)	3,037,108	2,362,577
Other	714,369	559,973	95,859	126,632	-	-	2,181,633	2,443,598	(850,102)	(969,114)	2,141,759	2,161,089
Total	59,177,878	55,395,483	1,773,273	1,731,148	3,394,516	2,562,586	5,315,475	6,538,583	(1,334,755)	(1,312,666)	68,326,387	64,915,134

	Three months ended 30 June
	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Telecommunication services	29,288,749	27,564,402	785,816	759,455	-	-	-	-	(55,464)	(77,392)	30,019,101	28,246,465
Equipment revenues	809,109	2,223,590	62,967	51,334	-	-	1,388,115	2,228,115	(4,171)	(11,080)	2,256,020	4,491,959
Revenue from financial services	-	-	-	-	1,754,487	1,420,988	-	-	(178,268)	(108,653)	1,576,219	1,312,335
Other	335,572	180,982	40,953	55,852	-	-	1,094,828	1,149,498	(409,222)	(408,228)	1,062,131	978,104
Total	30,433,430	29,968,974	889,736	866,641	1,754,487	1,420,988	2,482,943	3,377,613	(647,125)	(605,353)	34,913,471	35,028,863

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 1,669,324 (2023: 1,097,930) and TL 851,934 (2023: TL 592,498) as of 6 months and 3 months period ended at 30 June 2024 respectively.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4.	Revenue (continued)

	30 June 2024
					Intersegment
	Turkcell Turkiye	Turkcell International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	56,556,688	1,574,895	-	-	(115,332)	58,016,251
At a point in time	1,496,369	46,371	-	-	(702)	1,542,038
Over time	55,060,319	1,528,524	-	-	(114,630)	56,474,213
Equipment Related	1,906,821	102,519	-	3,133,842	(11,913)	5,131,269
At a point in time	1,759,857	102,519	-	3,133,842	(11,913)	4,984,305
Over time	146,964	-	-	-	-	146,964
Revenue from financial operations	-	-	3,394,516	-	(357,408)	3,037,108
At a point in time	-	-	1,642,112	-	(322,491)	1,319,621
Over time	-	-	1,752,404	-	(34,917)	1,717,487
Other	714,369	95,859	-	2,181,633	(850,102)	2,141,759
At a point in time	9,404	30,115	-	151,237	(3,949)	186,807
Over time	704,965	65,744	-	2,030,396	(846,153)	1,954,952
Total	59,177,878	1,773,273	3,394,516	5,315,475	(1,334,755)	68,326,387
At a point in time	3,265,630	179,005	1,642,112	3,285,079	(339,055)	8,032,771
Over time	55,912,248	1,594,268	1,752,404	2,030,396	(995,700)	60,293,616

	30 June 2023
					Intersegment
	Turkcell Turkiye	Turkcell International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	51,186,919	1,492,485	-	-	(131,680)	52,547,724
At a point in time	647,799	47,948	-	-	(130)	695,617
Over time	50,539,120	1,444,537	-	-	(131,550)	51,852,107
Equipment Related	3,648,591	112,031	-	4,094,985	(11,863)	7,843,744
At a point in time	3,295,763	112,031	-	4,094,985	(11,863)	7,490,916
Over time	352,828	-	-	-	-	352,828
Revenue from financial operations	-	-	2,562,586	-	(200,009)	2,362,577
At a point in time	-	-	1,358,125	-	(199,997)	1,158,128
Over time	-	-	1,204,461	-	(12)	1,204,449
Other	559,973	126,632	-	2,443,598	(969,114)	2,161,089
At a point in time	-	20,350	-	64,357	(12,045)	72,662
Over time	559,973	106,282	-	2,379,241	(957,069)	2,088,427
Total	55,395,483	1,731,148	2,562,586	6,538,583	(1,312,666)	64,915,134
At a point in time	3,943,562	180,329	1,358,125	4,159,342	(224,035)	9,417,323
Over time	51,451,921	1,550,819	1,204,461	2,379,241	(1,088,631)	55,497,811

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

5.	Other income and expense

Recognized in the statement of profit or loss:

	6 months	3 months	6 months	3 months
	period ended	period ended	period ended	period ended
	at 30 June	at 30 June	at 30 June	at 30 June
	2024	2024	2023	2023
Depositary reimbursement	1,086	535	45,375	2,695
Insurance compensation	-	-	432,606	432,606
Income from equipment donations	-	-	36,054	36,054
Gain on sale of fixed assets	-	(24,354)	-	-
Rent income	6,611	-	16,418	6,947
Other	52,339	28,602	134,771	73,514
Other income	60,036	4,783	665,224	551,816

Donation expenses	(299,770)	(88,416)	(284,972)	(110,041)
Loss on modification of lease contract	(65,940)	(34,436)	(71,802)	(38,053)
Litigation expenses	(52,529)	(43,975)	(211,425)	(200,057)
Loss on sale of fixed assets	(8,376)	(8,376)	(26,212)	45,670
Restructuring cost	(19,060)	(3,413)	(50,647)	-
Other	(61,120)	(36,187)	(114,488)	(91,298)
Other expense	(506,795)	(214,803)	(759,546)	(393,779)

6.	Finance income and costs

Recognized in the statement of profit or loss:

	6 months	3 months	6 months	3 months
	period ended	period ended	period ended	period ended
	at 30 June	at 30 June	at 30 June	at 30 June
	2024	2024	2023	2023
Interest income	2,849,185	1,623,532	1,440,057	708,603
Income from financial assets carried at fair value	961,607	209,747	3,860,085	3,074,242
Cash flow hedges – reclassified to profit or loss	-	(3,830,163)	1,450,496	1,450,496
Net fair value gains on derivative financial instruments and interest	-	3,419,851	2,993,805	2,993,805
Other	278,409	148,465	203,267	141,929
Finance income	4,089,201	1,571,432	9,947,710	8,369,075

Net foreign exchange losses	(3,655,989)	(745,164)	(13,093,019)	(12,639,359)
Net interest expenses for financial assets and liabilities measured at amortized cost	(4,935,248)	(2,654,567)	(3,430,009)	(1,998,692)
Net fair value losses on derivative financial instruments and interest	(3,547,200)	(3,547,200)	-	2,919,793
Cash flow hedges – reclassified to profit or loss	2,696,005	2,696,005	-	(2,796,159)
Other	(36,239)	(14,123)	(98,753)	(63,362)
Finance costs	(9,478,671)	(4,265,049)	(16,621,781)	(14,577,779)

Monetary gain (loss)	4,074,343	1,204,183	246,354	726,327

Net finance costs	(1,315,127)	(1,489,434)	(6,427,717)	(5,482,377)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

7.       Income tax expense

The corporate tax rate in Türkiye is 25% for companies (30 June 2023: 20%), 30% for banks (30 June 2023: 25%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

	6 months	3 months	6 months	3 months
	period ended	period ended	period ended	period ended
	at 30 June	at 30 June	at 30 June	at 30 June
	2024	2024	2023	2023
Current income tax expense	(160,424)	(111,979)	(877,826)	(324,627)
Deferred income tax expense	(1,115,921)	267,046	(2,571,392)	(610,522)
Total income tax expense	(1,276,345)	155,067	(3,449,218)	(935,149)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8.       Property, plant and equipment

					Impairment	Effects of
	Balance at 1				expenses/	movements in	Balance at
Cost	January 2024	Additions	Disposals	Transfers	(reversals)	exchange rates	30 June 2024
Network infrastructure (All operational)	226,805,206	2,005,283	(2,003,849)	3,829,703	-	(596,594)	230,039,749
Land and buildings	14,302,378	124,378	(2,603)	-	-	(141,835)	14,282,318
Equipment, fixtures and fittings	14,930,613	505,717	(140,363)	235,145	-	(363,156)	15,167,956
Motor vehicles	235,070	7,185	(13,127)	-	-	(2,855)	226,273
Leasehold improvements	4,720,243	14,567	(24)	19,101	-	(108)	4,753,779
Electricity production power plant	423,023	3,926	-	-	-	-	426,949
Construction in progress	3,041,520	7,945,631	(66,780)	(4,052,942)	-	(3,350)	6,864,079
Total	264,458,053	10,606,687	(2,226,746)	31,007	-	(1,107,898)	271,761,103

Accumulated depreciation
Network infrastructure (All operational)	158,137,322	8,210,266	(1,143,562)	-	(562)	(1,771,963)	163,431,501
Land and buildings	3,566,156	315,718	-	-	-	(55,716)	3,826,158
Equipment, fixtures and fittings	15,137,899	675,593	(58,655)	-	-	(650,677)	15,104,160
Motor vehicles	222,100	16,582	(13,113)	-	-	(33,453)	192,116
Leasehold improvements	4,238,070	356,459	(7)	-	-	-	4,594,522
Electricity production power plant	20,596	10,521	-	-	-	30,190	61,307
Total	181,322,143	9,585,139	(1,215,337)	-	(562)	(2,481,619)	187,209,764

Net book value	83,135,910	1,021,548	(1,011,409)	31,007	562	1,373,721	84,551,339

Depreciation expense for the six months ended 30 June 2024 amounting to TL 9,584,577 including impairment losses are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the six months period ended 30 June 2024 is TL 562 and are recognized within depreciation expenses.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9.       Intangible assets

					Impairment	Effects of
					expenses/	movements in
Cost	1 January 2024	Additions	Disposals	Transfers	(reversals)	exchange rates	30 June 2024
Telecommunication licenses	85,202,351	439	-	-	-	(18,686)	85,184,104
Computer software	129,329,324	2,834,010	(8,108)	123,525	-	570,305	132,849,056
Transmission line software	1,313,759	322	-	-	-	9,198	1,323,279
Indefeasible right of usage	1,266,851	916	-	-	-	-	1,267,767
Brand name	13,431	-	-	-	-	(1,818)	11,613
Customer base	48,765	-	-	-	-	(3,770)	44,995
Goodwill (*)	508,829	-	-	-	-	-	508,829
Subscriber acquisition cost	48,045,390	3,006,345	-	-	-	204,401	51,256,136
Electricity production license	833,220	-	-	-	-	(80,640)	752,580
Others	1,555,921	100,139	(150)	(31,007)	-	73,737	1,698,640
Construction in progress	327,084	132,895	-	(123,525)	-	(12,980)	323,474
Total	268,444,925	6,075,066	(8,258)	(31,007)	-	739,747	275,220,473
Accumulated amortization
Telecommunication licenses	59,982,368	2,469,369	-	-	-	103,246	62,554,983
Computer software	99,798,775	3,064,266	(7,654)	-	-	325,650	103,181,037
Transmission line software	1,301,286	14,778	-	-	-	11,986	1,328,050
Indefeasible right of usage	801,638	32,544	-	-	-	(675)	833,507
Brand name	12,243	-	-	-	-	(9,468)	2,775
Customer base	35,352	273	-	-	-	(12,924)	22,701
Subscriber acquisition cost	32,394,864	2,863,977	-	-	-	(284,400)	34,974,441
Electricity production license	65,415	18,766	-	-	-	(2,750)	81,431
Others	1,069,032	184,280	(18)	-	8	(16,813)	1,236,489
Total	195,460,973	8,648,253	(7,672)	-	8	113,852	204,215,414
Net book value	72,983,952	(2,573,187)	(586)	(31,007)	(8)	625,895	71,005,059

Amortization expenses for the six months ended 30 June 2024 amounting to TL 8,648,261 include impairment losses and are recognized in cost of revenue.

Impairment losses on intangible assets for the six months ended 30 June 2024 is TL 8 and are recognized in amortization expenses. Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of computer software within the Group is 1,136,218 TL for the six months interim period ending 30 June 2024.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

10.     Right-of-use assets

Closing balances of right of use assets as of 30 June 2024 and depreciation and amortization expenses for the related period is stated as below:

			Network		Right of
	Site Rent	Building	equipment	Vehicles	way	License	Other	Total
Balance at 1 January 2024	4,821,957	1,588,843	255,827	180,391	525,864	934	280,013	7,653,829
Depreciation and amortization charge for the year	(1,053,742)	(247,911)	(391,746)	(103,763)	(49,306)	(17,113)	(111,761)	(1,975,342)
Balance at 30 June 2024	4,607,424	1,470,893	633,194	77,632	535,729	30,593	419,462	7,774,927

As at 30 June 2024, the Company has additions to right-of-use assets amounting to TL 2,170,147 and interest expense on lease liabilities amounting to TL 415,150. Depreciation and amortization expenses amounting to TL 1,975,342 are recognized in cost of revenues.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

11.     Cash and cash equivalents

	30 June	31 December
	2024	2023
Cash in hand	396	419
Banks	50,229,225	62,398,566
- Demand deposits	3,879,208	5,258,407
- Time deposits	46,350,017	57,140,159
Impairment loss provision	(40,176)	(58,239)
	50,189,445	62,340,746

As of 30 June 2024, the average effective interest rates of TL, USD, EUR and RMB time deposits are 48.6%, 1.6%, 2.9% and 0.3% (31 December 2023: 42.2%, 4.1%, 3.7% and 0.7%) respectively.

As of 30 June 2024, average maturity of time deposits is 39 days (31 December 2023: 39 days). Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	30 June	30 June
	2024	2023
Cash and cash equivalents	50,189,445	60,113,948
Interest accrual of cash and cash equivalents	(279,014)	(124,773)
Asset held for sale	5,336,305	-
Total	55,246,736	59,989,175

TURKCELL ILETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12.	Financial assets

The details of financial assets as of 30 June 2024 and 31 December 2023 are as follows:

	30 June 2024		31 December 2023
	Non- current	Current	Non- current	Current
Amortized cost	-	7,073	-	-
- Bond	-	7,073	-	-
Fair value through profit or loss	851,382	7,631,810	675,425	11,063,743
- Currency protected time deposits (*)	-	7,631,810	-	11,063,743
- Investment funds (**)	851,382	-	675,425	-
Fair value through other comprehensive income	5,824,030	1,597,326	132,247	-
- Listed debt securities (***)	5,824,030	1,597,326	132,247	-
	6,675,412	9,236,209	807,672	11,063,743

(*) Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 178,935 and EUR 35,000 into “Currency Protected TL Time Deposit Accounts”.

(**) Investment funds mainly include Turkcell GSYF, established by Re-Pie., and its associate and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

(***) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	30 June 2024	31 December 2023	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	7,421,356	132,247	Level 1	Pricing models based on quoted market prices at the end of the reporting period
Financial assets at fair value through profit or loss	241,702	102,670	Level 1	Pricing models based on quoted market prices at the end of the reporting period
Financial assets at fair value through profit or loss	7,631,810	11,063,743	Level 2	Discounted cash flow and Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	609,680	572,755	Level 3	Pricing models based on discounted cash flow
	15,904,548	11,871,415

The movement of the financial assets which is shown in Level 3 are as follows:

2024
Opening balance	572,755
Addition	36,925
Closing balance	609,680

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12.	Financial assets (continued)

As of 30 June 2024, the notional and fair value amounts of listed debt securities that are classified as fair value through other comprehensive income are as follows:

30 June 2024
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
USD	54,500	1,934,458	16 Octorber 2028
USD	25,000	823,473	15 May 2034
USD	22,500	786,848	12 November 2026
USD	20,000	689,652	16 January 2029
USD	20,000	671,134	23 January 2025
USD	10,000	336,564	10 August 2024
USD	10,000	329,714	14 November 2024
USD	4,500	160,030	19 October 2028
USD	3,620	119,097	31 March 2025
USD	2,200	73,737	15 October 2024
USD	2,000	67,080	7 September 2024
EUR	40,000	1,429,569	21 May 2030
Total listed debt securities		7,421,356

As of 30 June 2024, the notional and fair value amounts of currency protected time deposits are as follows:

30 June 2024
	Notional amount	Fair value
Currency	(original currency)	(in TL)	Maturity
TL	1,644,192	1,908,730	25 April 2025
TL	955,742	1,155,396	16 August 2024
TL	800,000	923,150	12 August 2024
TL	599,368	722,974	24 October 2024
TL	505,259	573,957	26 February 2025
TL	504,697	575,954	1 October 2024
TL	274,462	334,937	2 October 2024
TL	269,857	327,420	31 July 2024
TL	266,920	301,434	15 October 2024
TL	246,418	280,647	21 February 2025
TL	155,895	176,726	28 February 2025
TL	155,646	176,615	27 February 2025
TL	140,639	173,870	28 August 2024
Total currency protected time deposits		7,631,810

During the year, the following gains (losses) were recognized in other comprehensive income.

	6 months	3 months	6 months	3 months
	period	period ended	period ended	period ended
	ended at 30	at 30 June	at 30 June	at 30 June
	June 2024	2024	2023	2023
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	(8,160)	(432)	87,969	52,178
Related to financial assets, tax effect	7,606	1,999	(7,952)	(7,293)
	(554)	1,567	80,017	44,885

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.	Loans and borrowings

	30 June	31 December
Long-term borrowings	2024	2023
Unsecured bank loans	28,260,588	31,801,070
Secured bank loans	4,028,826	4,927,629
Lease liabilities	1,769,771	2,065,335
Debt securities issued	29,974,004	33,485,479
	64,033,189	72,279,513

	30 June	31 December
Short-term borrowings	2024	2023
Unsecured bank loans	25,381,297	24,409,838
Secured bank loans	956,782	965,148
Lease liabilities	1,281,604	962,708
Debt securities issued	7,537,860	6,264,885
	35,157,543	32,602,579

The Company has used withdrown in accordance with the loan agreement previously signed with Bank of China (“BOC”) on 11 August 2023. Under this agreement, the Company has used loans of EUR 6,114 on 12 June 2024, with an interest rate of 3M Euribor+2.50%.

As of 27 April 2024 Turkcell obtained approval from CMB on 28 June 2024, for issuance of debt securities up to TL 8,000,000. After the balance sheet date, the Company has issued debt securities on 12 July 2024 and 6 August 2024 respectively, at the amount of TL 2,200,000 and TL 800,000 with the maturities of 10 October 2024 and 6 November 2024.

Turkcell Superonline obtained approval from the CMB on 21 December 2023, for the issuance of sukuk up to 3,000,000 TL. Four lease certificates, each worth TL 300,000, were issued in January, February, April and May 2024, with maturities in April, May and August and September, respectively. As of 30 June 2024, the outstanding credit limit for this approved transaction is TL 1,800,000.

Turkcell Finansman issued a total TL 175,000 corporate bonds on 5 December 2023, with a maturity date of 8 March 2024, following the approval from the CMB on 1 December 2023. On 1 December 2023, the CMB had granted approval for a total of TL 1,000,000. During 2024, on 17 January 2024, the Company issued a total of TL 143,000 corporate bonds from this limit, with a maturity of 16 May 2024. As of 30 June 2024, TL 432,000 issuance limit remained from this TL 1,000,000 limit which was taken on 1 December 2023.

Turkcell Finansman issued a total TL 175,000 corporate bonds on 5 December 2023, with a maturity date of 8 March 2024, following the approval from the CMB on 1 December 2023. On 1 December 2023, the CMB had granted approval for a total of TL 1,000,000. During 2024, on 17 January 2024 and 16 May 2024, the Company issued a total of TL 143,000 and TL 250,000 corporate bonds from this limit, with a maturity of 16 May 2024 and 13 August 2024. As of 30 June 2024, TL 432,000 issuance limit remained from this TL 1,000,000 limit which was taken on 1 December 2023.

Turkcell Ödeme obtained approval from CMB on 2 May 2024 for the issuance of sukuk up to TL 1,000,000. During May and June 2024, Turkcell Ödeme issued several sukuks, each with in 2024 maturity for a total amount of TL 600,000. As of 30 June 2024, the outstanding credit limit is TL 400.000.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

		30 June 2024			31 December 2023
Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
EUR	Floating	2024-2030	Euribor+2.0%-Euribor+4.0%	32,248,722	2024-2028	Euribor+2,0%-Euribor+4,0%	32,201,382
TRY	Fixed	2024-2025	21.0% - 62.1%	14,520,649	2024-2025	11,5%-58,9%	14,895,933
USD	Floating	2024-2028	Sofr - 2.2%	4,140,286	2024-2028	Sofr 2,2%	5,592,032
CNY	Fixed	2024-2028	5.2% - 5.5%	2,535,282	2024-2028	5,2%-5,5%	2,820,979
EUR	Fixed	-	-	-	2024	6,0%	430,872
USD	Fixed	2024-2026	2.6%	184,008	2024-2026	2,6%	249,932
BYN	Fixed	2024	14.0%	12,938	2024	14%	19,778
USD	Fixed	2024-2033	1.5% - 3.8%	4,141,655	2024-2033	1,5%-3,8	4,830,315
USD	Floating	2024-2028	Sofr+0.6% & Sofr+1.6%	843,953	2024-2028	Sofr+0,6% & Libor+1,6%	1,062,462
USD	Fixed	2024-2028	5.8%	31,741,634	2024-2028	5,8%	35,462,929
TRY	Fixed	2024	47.0%- 54.5%	5,770,230	2024	29,5%-45,0%	4,287,435
TRY	Fixed	2024-2057	9.8% - 62.3%	2,163,510	2024-2057	9,8%-45,0%	1,958,077
BYN	Fixed	2024-2037	10.8% - 20.0%	476,633	2024-2037	10,8%-20,0%	518,347
EUR	Fixed	2024-2034	1.0% - 11.0%	370,864	2024-2034	1,0%-11,0%	508,801
USD	Fixed	2024-2052	3.9% - 11.6%	40,368	2024-2052	3,9%-11,6%	42,818
				99,190,732			104,882,092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments

The fair value of derivative financial instruments at 30 June 2024 and 31 December 2023 are attributable to the following:

	30 June 2024		31 December 2023
	Assets	Liabilities	Assets	Liabilities
Held for trading	789,323	249,470	757,775	391,423
Derivatives used for hedge accounting	1,315,488	73,668	1,628,279	60,632
	2,104,811	323,138	2,386,054	452,055

At 30 June 2024, short-term derivative assets of TL 2,183,952 also include a net accrued interest income of TL 79,141 and the short-term derivative liabilities of TL 315,719 also includes a net accrued interest expense of TL 7,419.

At 31 December 2023, short-term derivative assets of TL 2,550,529 also include a net accrued interest income of TL 164,475 and the short-term derivative liabilities of TL 442,022 also includes a net accrued interest expense of TL 10,033.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 30 June 2024 and 31 December 2023 are as follows:

	30 June 2024		31 December 2023
Currency	Notional value in original currency	Fair value	Notional value in original currency	Fair value	Maturity date	Hedge ratio	Change in intrinsic value of outstanding hedging instruments since 1 January 2024	Change in intrinsic value of outstanding hedging instruments since 1 January 2023
Participating cross currency swap contracts
EUR Contracts	167,000	382,978	167,000	323,423	October 2025	01:01	(2,792)	(5,259)
EUR Contracts	31,730	(10,260)	38,057	30,577	April 2026	01:01	(1,191)	(239)
USD Contracts	103,540	496,489	124,186	707,123	April 2026	01:01	(4,346)	(838)
Cross currency swap contracts
RMB Contracts	67,669	283,051	81,162	386,419	April 2026	01:01	28,954	164,879
Interest rate swap contracts
USD Contracts	75,150	89,562	90,135	120,105	April 2026	01:01	-	-
Derivatives used for hedge accounting		1,241,820		1,567,647

EUR 187,040 (2023: EUR 322,884) participating cross currency swap contracts includes TL 684,653 (2023: TL 1,245,744) guarantees after the CSA agreement.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 30 June 2024 and 31 December 2023 are as follows:

	30 June 2024			31 December 2023
Currency	Notional value in original currency	Fair value	Maturity	Notional value in original currency	Fair value	Maturity
Cross currency swap contracts
USD Contracts	6,000	158,929	November 2025	8,000	230,892	November 2025
RMB Contracts	16,195	65,242	April 2026	19,425	88,606	April 2026

Currency forward contracts
USD Contracts	433,500	(135,786)	July 2024- February 2025	334,900	(153,858)	March 2024
EUR Contracts	-	-	-	10,000	(24,830)	January 2024

FX swap contracts
USD Contracts	514,979	210,648	July 2024	-	-	-
RMB Contracts	113,680	(4,546)	November 2024	353,972	(185,371)	February 2024

Participating cross currency swap contracts
USD Contracts	13,500	59,415	November 2025	18,000	90,438	November 2025
EUR Contracts	33,400	218,781	April 2026	40,060	313,175	April 2026

Interest rate swap contracts
USD Contracts	56,701	3,810	April 2033	64,655	29,576	April 2026
TL Contracts	600,000	(36,640)	October 2024	600,000	(22,276)	October 2026
Derivatives held for trading		539,853			366,352

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Technique
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	30 June 2024
	Contract Assets	Other Assets
Opening balance	4,227	866,252
Provision for impairment recognized during the year	955	595,194
Amounts collected	-	(180,813)
Receivables written off during the year as uncollectible	-	(337,901)
Effect of changes in exchange rates	-	21,087
Inflation adjustment	(901)	(176,776)
Closing balance	4,281	787,043

	30 June 2023
	Contract Assets	Other Assets
Opening balance	15,098	1,360,670
Provision for impairment recognized during the year	949	881,168
Amounts collected	-	(191,065)
Receivables written off during the year as uncollectible	-	(738,878)
Effect of changes in exchange rates	-	91,229
Inflation adjustment	(2,544)	(226,956)
Closing balance	13,503	1,176,168

Movements in the provisions for the total of receivables from financial services are as follows:

	30 June 2024	30 June 2023
Opening balance	183,300	184,805
Provision for impairment recognized during the year	134,792	115,985
Amounts collected	(64,497)	(51,368)
Receivables transferred with receivables transfer contract (*)	(29,904)	(7,384)
Inflation adjustment	(38,989)	(33,635)
Closing balance	184,702	208,403

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2022. Transferred doubtful receivables comprise of balances for which Turkcell Finansman had started legal proceedings.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 June 2024
	USD	EUR	RMB
Foreign currency denominated assets
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	273,690	59,828	-
Due from related parties - current	131	-	-
Trade receivables and contract assets	16,976	32,982	-
Other current assets	4,416	3,207	-
Cash and cash equivalents	131,630	865,923	7,450
	426,912	961,951	7,450
Foreign currency denominated liabilities
Loans and borrowings - non-current	(197,010)	(673,577)	(480,834)
Debt securities issued - non-current	(913,112)	-	-
Lease obligations - non-current	(996)	(9,283)	-
Other non-current liabilities	(37,404)	-	-
Loans and borrowings - current	(86,602)	(263,937)	(83,377)
Debt securities issued - current	(53,848)	-	-
Lease obligations - current	(232)	(1,275)	-
Other current liabilities	(1,041)	(7,223)	-
Trade and other payables - current	(119,375)	(64,035)	(170,429)
	(1,409,620)	(1,019,330)	(734,640)

Financial liabilities defined as hedging instruments	8,347	378,414	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	504,983	(475,000)	197,543
Currency forward contracts	470,000	-	-
Net exposure	622	(153,965)	(529,647)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at 30 June 2024 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

30 June 2024
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	2,042	(2,042)	-	-
2- Hedged portion of USD risk (-)	-	-	(27,399)	27,399
3- USD net effect (1+2)	2,042	(2,042)	(27,399)	27,399

4- EUR net asset/liability	(540,854)	540,854	-	-
5- Hedged portion of EUR risk (-)	-	-	(29,528)	29,528
6- EUR net effect (4+5)	(540,854)	540,854	(29,528)	29,528

7- Other foreign currency net asset/liability (RMB)	(237,997)	237,997	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	1,123	(1,123)
9- Other foreign currency net effect (7+8)	(237,997)	237,997	1,123	(1,123)
Total (3+6+9)	(776,809)	776,809	(55,804)	55,804

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.

Financial liabilities:

As at 30 June 2024 and 31 December 2023; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 30 June 2024:
Bank loans	7,601,491	7,454,308
Debt securities	31,741,634	31,377,772

	Carrying amount	Fair value
As at 31 December 2023:
Bank loans	7,992,464	7,807,854
Debt securities	35,462,929	34,712,313

16.	Guarantees and purchase obligations

At 30 June 2024, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 4,657,486 (31 December 2023: TL 6,311,380). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 21,828,493 at 30 June 2024 (31 December 2023: TL 22,316,406).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 30 June 2024, the remaining investment commitment is amounting to USD 85,145 (TL equivalent of 2,794,994).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies

The amounts related to the investigations, lawsuits, and inquiries shared below are disclosed with their nominal values as of 30 June 2024.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The lawsuit is ongoing in the appeal stage.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of 91,942 TL in June, 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine has been deducted from the receivables that the Company has earned as a result of another lawsuit. The remaining TL 44,162 part of the administrative fine was paid in April 2022.

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on 19 April 2024, and 130,000 TL was paid by the Company. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final.

Among these cases, in the case filed for the compensation of total TL 500 material damages, the Company objected to expert the report and the files has been sent to a new expert committee. The other case was finalized in favor of the Company.

On the other hand, a third party filed a lawsuit for the cancellation of the part of the Competition Board stating that the Company did not violated Article 4 and the Council of State cancelled this part of the decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 in 2019, on the ground that the Company violated Article 4. Afterwards, The Competition Authority accepted some of the objections and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971in 9 April 2020. A decision was made against the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. The appeal process is pending.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman's agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TL 57,301 on the Company. This amount has been recognized as a liability in the interim consolidated financial statements dated 30 June 2024 and will be remitted subsequent to the notification of the reasoned decision.

ICTA Investigation Regarding the R&D Obligations

The ICTA has initiated various investigations to examine whether the obligations arising from the relevant legislation regarding the procurement of a certain portion of the investments related to the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SMEs established to develop products/systems in Turkey, and a certain portion from products determined to be domestic goods certified are fulfilled. ICTA decided to impose a total administrative fine of 49,170 TL for the 2013-2016/2016-2017 reporting periods and The Company paid as TL 36.877 in 2021 with early payment discount, but several lawsuits were filed for the cancellation of the fines. All of the lawsuits were finalized against the Company at the first instance court and Regional Administrative Court. Appeal processes are pending.

For the following period between 2017- 2018, the ICTA initiated an investigation to examine whether the obligations regarding R&D, SME and/or domestic goods investments, R&D Center, R&D Projects and as a result of this investigation, the ICTA imposed an administrative fine of TL 46.317 and The Company paid as TL 34.738 on 31 January 2024 with early payment discount. In addition, an application has been made to the ICTA for the revocation of the decision rejected by ICTA. The Company filed eight separate lawsuits. The cases are pending.

In addition, ICTA initiated an investigation on The Company for the periods 2019-2020 (5th Period) and 2020-2021 (6th Period). The ICTA also decided to conduct the said inspection by merging it with the inspection previously initiated for 2018-2019 (4th Period). Subsequently, 22 different penalty evaluations were made in the Investigation Report prepared by the Supervisory Board. The written defenses were submitted to the ICTA on 19 January 2023. A verbal defense meeting was held on 13 June 2023.The process is ongoing.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

ICTA – Investigation on 3G and 4.5G Service Quality Obligations

ICTA initiated an investigation to examine whether the 2018 Q4 – 2019 Q3 term notifications meet the criteria and target values defined in the service quality legislation and whether or not the obligations about the 3N and 4.5N service quality criterias have been fulfilled. ICTA has imposed an administrative fine of TL 3,622 to the Company. The administrative fine was paid on 17 March 2022 as TL 2,716 with early payment discount.

After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the related transactions and administrative fines. The cases are pending. The investigation process of a similar issue regarding Turkcell is currently ongoing.

ICTA – Inspection on Service Quality (2020 Q2)

ICTA initiated an investigation due to exceeding the target value determined for “Call Failure Rate” and “Call Blocking Rate” criteria. As a result of the investigation ICTA has decided to impose an administrative fine of TL 568 to the Company. The administrative fine notified to the Company on 20 January 2022 and was paid on 17 March 2022 as TL 426 with early payment discount. After notification of the Board Decision to the Company, the Company applied to ICTA with the demand of withdraw of the Board Decision. The application of the Company was tacitly rejected by ICTA. The Company filed a lawsuit for the cancellation of the related transaction and administrative fine. The Court rejected the case. The appeal request has been rejected. The appeal process is pending. The investigation processes of Turkcell 3N Mobile Service Quality for 3rd and 4th Term of 2020 and 1st and 3rd Term of 2021 periods, which are similar to this investigation is currently ongoing.

Refunds Investigation

The ICTA examined the compliance of refund transactions with the legislation under the Board Decisions regulating the procedures for refunds to postpaid and prepaid subscribers. As a result of the investigation;

(i)	The ICTA has decided that the unpaid TL 412 will be transferred to the Ministry, along with the late fee from 14 April 2020 and inform the ICTA about this transfer.

(ii)	The ICTA has decided to transfer the TL 161 that could not be refunded to subscribers regarding the period between 27 April 2017-31 May 2018, which were not fully paid to the Ministry. The ICTA has also decided to transfer the refund amounts related to the period between 01 April 2010-27 April 2017 -along with the late fee from 28 July 2020- and to inform the ICTA about this matter.

(iii)	The ICTA has decided to impose an administrative fine of TL 5,680 in total.

The fine, which was notified to the Company on 2 January 2023, was paid as TL 4,260 on 31 January 2023 with early payment discount. An application was made to the ICTA with request for re-evaluation and revocation re-evalutaion and revocation of the decision and tacitly rejected by not responding in due time by ICTA. Cases filed by The Company for the cancellation of administrative fine and the related transactions are rejected by The Court. The Company appealed the decisions before Regional Administrative Court. On the other hand, the amount stated to have been underpaid was paid with a reservation as TL 98.333 together with default interest, on 18 May 2023. and the ICTA was informed about the payment by The Company. The investigation processes of the Turkcell and Superonline Refunds Investigations and Turkcell Refund Investigation Regarding Prepaid Lines which are similar to this investigation is currently ongoing.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA imposed an administrative fine of TL 99,132 on the Company. The administrative fine was paid on 31 January 2024 as TL 74,349 with early payment discount. In addition, an application has been made to the ICTA for the revocation of the decision. The application of the Company was tacitly rejected by ICTA. The Company filed five separate lawsuits in total for the cancellation of the administrative fines and related transactions. The cases are pending. The examination process of a similar investigations about Number Porting (Turkcell) Subscription Agreements (Superonline) are also ongoing

Investigation on Value Added Services

The ICTA initiated an investigation to examine whether the obligations of "Procedures and Principles Regarding the Protection of Consumer Rights in the Execution of Value Added Electronic Communication Services" have been fulfilled. As a result of this investigation, ICTA imposed an administrative fine amounting to TL 9,476 and decided to refund the overcharges collected from the subscribers The administrative fine was paid on 31 January 2024 as TL 7,107 with early payment discount. The refund inflow of the amounts considered to have been over-collected from subscribers was made in July 2024. In addition, an application was made to the ICTA for the revocation of the decision and the correction of the mistake in the refund paragraph rejected by ICTA by not responding to it in due time. Thereafter ICTA corrected the mistake in the decision and notified that the refunds must be made to the subscribers within the framework of the Procedures and Principles to be Applied in Refunds to Subscribers. In this context, the refund process has been started by the The Company and also The Company filed five separate lawsuits in total for the cancellation of the related decisions and transactions. The cases are pending.

ICTA – Facility Sharing Investigation

Within the scope of the investigation initiated by the ICTA on Superonline in order to examine the compliance of the works and transactions carried out in the processes from the submission to the finalisation of the facility sharing request starting from the January 2020 period with the relevant legislation, some penalty assessments were included in the Investigation Report prepared by the Supervisory Board. The written defenses regarding the Investigation Report were submitted to the ICTA on 02 June 2023.

ICTA – Investigation on Idendity Verification Regulation

The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". The written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

ICTA – Investigation of Committed Subscriptions

Within the scope of the investigation initiated on 31 January 2023 by the ICTA on The Company in order to examine whether the obligations stipulated in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions have been fulfilled or not, the Investigation Report prepared by the Supervisory Board has been notified. It is assessed that administrative fines may be imposed for 9 different violations and for 6 of these determinations, all amounts unfairly collected from the subscribers should be refunded to the subscribers within the scope of the relevant legislation. The written defenses regarding the Investigation Report were submitted to the ICTA on 22 January 2024. The investigation is ongoing.

ICTA – Investigation on Termination Processes

The ICTA conducted an investigation on 26 September 2022 on the Company regarding the subscription termination processes and as a result of this investigation, the Board decided to impose an administrative fine of TL 6.673 and to refund the over-collected fees to the subscribers. On 27 May 2024, the administrative fine notified to the Company was paid on 25 June 2024 as TL 5.005 (with 1/4 discount). The refund inflow of the amounts considered to have been over-collected from subscribers was made before the decision. An application has been made to the ICTA for the revocation of the decision on 12 July 2024. The application of the Company was tacitly rejected by ICTA.

ICTA - Investigation of Network and Data Security

The ICTA conducted an investigation on 23 May 2023 to examine the Company's compliance with the Network and Information Security regulations in the Electronic Communications Sector and as a result of this investigation, the ICTA decided to impose a total administrative fine of TL 536 on the Company. On 27 May 2024, the administrative fine notified to the Company was paid on 25 June 2024 as TL 402 by taking advantage of the early payment discount.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving the right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason. The process is ongoing.

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 254,149 provision is recognized in the consolidated financial statements as at and for the period ended 30 June 2024 (31 December 2023: TL 379,519). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management's best estimate; however, the results of these proceedings may differ from the Group's assessments.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers. There are no loans to key management personnel as of 30 June 2024 and 31 December 2023.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	6 months	3 months	6 months	3 months
	period ended	period ended	period ended	period ended
	at 30 June	at 30 June	at 30 June	at 30 June
	2024	2024	2023	2023
Short-term benefits	133,222	49,606	224,830	101,884
Long-term benefits	-	-	1,395	843
Termination benefits	263	123	408	27
	133,485	49,729	226,633	102,754

The following transactions occurred with related parties:

	6 months	3 months	6 months	3 months
	period ended	period ended	period ended	period ended
	at 30 June	at 30 June	at 30 June	at 30 June
Revenue from related parties	2024	2024	2023	2023
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	499,565	144,198	765,673	416,186
Türk Hava Yolları A.S. (“THY”) (*)	199,847	117,670	188,541	100,580
Enerji Piyasaları İşletme A.S. (“EPIAS”) (*)	150,857	67,671	148,035	105,505
Gunes Express Havacilik A.S. (“Sun Express”) (*)	104,270	56,026	94,332	53,864
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	83,030	39,474	824,730	830,848
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (“Turksat”)(*)	74,218	32,180	49,755	27,859
Turk Telekomunikasyon A.S. (“TT”)(*)	58,042	33,899	77,402	43,624
Turkiye Hayat ve Emeklilik A.S.(*)	39,695	14,597	19,301	10,161
Türkiye Sigorta A.Ş. (“Türkiye Sigorta”)(*)	30,792	14,902	438,192	465,772
TOGG	29,521	16,349	6,282	4,119
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	20,079	19,658	68,871	11,352
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	17,972	10,143	18,527	9,408
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	16,898	8,534	50,719	25,353
BIST (*)	4,708	642	16,509	1,384
Ziraat Katılım Bankasi A.S. (“Ziraat Katilim”)(*)	4,219	2,151	88,508	92,594
Sofra (**)	2,484	1,088	2,632	(4,278)
Other	22,446	7,877	19,100	19,566
	1,358,643	587,059	2,877,109	2,213,897

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Groups’ associate and joint ventures.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

	6 months	3 months	6 months	3 months
	period ended	period ended	period ended	period ended
	at 30 June	at 30 June	at 30 June	at 30 June
Related party expenses	2024	2024	2023	2023
Türk Telekomünikasyon A.S (*)	795,317	364,096	781,989	440,982
TT Mobil (*)	536,108	257,781	763,971	396,638
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	415,594	55,904	139,694	89,684
EPIAS (*)	304,983	118,024	525,542	245,382
Sofra (**)	129,631	50,783	81,340	39,182
PTT (*)	49,918	24,126	25,455	14,569
Boru Hatları ile Petrol Tasıma A.S. (“BOTAS”) (*)	40,269	19,380	40,437	21,716
Turksat (*)	28,441	14,584	64,347	25,896
Others	196,722	26,136	178,147	43,779
	2,496,983	930,814	2,600,922	1,317,828

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Groups’ associate and joint ventures.

Details of the financial assets and liabilities with related parties as of 30 June 2024 and 31 December 2023 are as follows:

	30 June	31 December
	2024	2023
Banks - Time deposits	33,252,685	39,128,702
Banks - Demand deposits	762,745	898,854
Currency protected time deposit	4,770,928	7,700,958
Financial investment	689,652	-
Bank borrowings	(8,643,937)	(8,811,462)
Debt securities issued	(1,272,184)	(1,193,603)
Lease liabilities	(436,309)	(182,148)
Impairment loss provision associated with bank deposits and other financial assets	(31,966)	(39,769)
	29,091,614	37,501,532

As of 30 June 2024, the amounts of letters of guarantee given to the related parties is TL 430,703 (31 December 2023:TL 416,120).

Details of the time deposits at related parties as of 30 June 2024 and 31 December 2023 are as follows:

	30 June	31 December
	2024	2023
Ziraat Bankasi	12,313,388	10,078,643
Vakifbank	9,654,156	10,820,661
Halkbank	7,331,338	14,146,808
Ziraat Katılım	3,953,803	4,082,590
	33,252,685	39,128,702

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Details of the time deposits at related parties

Amount in Original		Effective		30 June
Currency	Currency	Interest Rate	Maturity	2024
65,270	USD	2.5%	July - November 2024	2,143,552
640,984	EUR	2.8%	July 2024	22,549,195
8,421,684	TL	47.7%	July 2024	8,559,938
				33,252,685

Details of the bank borrowings at related parties

		Effective		30 June
Principle Amount	Currency	Interest Rate	Maturity	2024
7,180,000	TL	21.9% - 56.5%	August 2024 - April 2025	7,895,281
485,000	TL	49.4% - 50.1%	July 2024	491,545
189,150	TL	46.0% - 62.1%	September 2024 - May 2025	190,412
57,297	TL	28.8% - 49.8%	August 2024 - April 2025	66,699
				8,643,937

Details of the debt securities issued at related parties

		Effective		30 June
Principle Amount	Currency	Interest Rate	Maturity	2024
1,200,000	TL	49.0% - 54.5%	September 2024 - August 2024	1,272,184
				1,272,184

Details of the lease liabilities at related parties

	Effective	Payment	30 June
Currency	Interest Rate	Period	2024
TL	12.5% - 62.0%	2024 - 2036	436,309
			436,309

Interest income to related parties

	6 months	3 months	6 months	3 months
	period ended	period ended	period ended	period ended
	at 30 June	at 30 June	at 30 June	at 30 June
	2024	2024	2023	2023
Vakifbank	2,785,925	2,010,668	1,127,956	767,732
Halkbank	936,630	717,750	212,841	111,551
Ziraat Bankasi	360,845	138,387	122,750	47,262
Ziraat Katılım	82,797	39,294	50,299	31,839
Other	994	791	108	-
	4,167,191	2,906,890	1,513,954	958,384

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Interest expense to related parties

	6 months	3 months	6 months	3 months
	period ended	period ended	period ended	period ended
	at 30 June	at 30 June	at 30 June	at 30 June
	2024	2024	2023	2023
Vakifbank	816,578	543,727	396,309	247,210
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	139,357	8,574	78,466	42,177
Ziraat Bankasi	58,370	27,791	83,455	47,036
Halkbank	11,141	5,126	5,309	2,950
Ziraat Katılım	-	-	4,312	1,939
Other	4,597	52	1,060	1,088
	1,030,043	585,270	568,911	342,400

Revenue from related parties is generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 30 June 2024 and 31 December 2023 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		30 June	31 December
Name	Incorporation	Business	2024 (%)	2023(%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Dijital Egitim	Türkiye	Dijital educations	51	51
Turkcell Satis	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Odeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Türkiye	Cloud solutions services	100	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
UkrTower	Ukraine	Telecommunications infrastructure business	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Global LLC	Ukraine	Customer relations management	100	100
Rehberlik	Türkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
lifecell	Ukraine	Telecommunications	100	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
W3	Türkiye	Information technology	-	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100

			Effective Ownership Interest
Associates	Country of		30 June	31 December
Name	Incorporation	Business	2024 (%)	2023 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23

			Effective Ownership Interest
Joint Venture	Country of		30 June	31 December
Name	Incorporation	Business	2024 (%)	2023 (%)
Sofra	Türkiye	Meal coupons and cards	66	66

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

	30 June	31 December
a) Joint Ventures	2024	2023
Sofra	32,340	15,401

b) Associates
TOGG	6,466,618	7,306,043

The movement of investments accounted for using the equity method is as follows

	30 June	30 June
	2024	2023
Opening balance	7,321,444	4,741,270
Shares of profit	(822,486)	(119,258)
Closing balance	6,498,958	4,622,012

21.	Discontinued operations

As per the Group's Board of Directors' decision dated December 20, 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries. The sale is expected to be completed within a year from the reporting date. As of 31 December 2023, Lifecell, UkrTower and Global LLC have been classified as a disposal group held for sale and as a discontinued operation. The statement of profit or loss of a disposal group for the year are presented below:

	30 June	30 June
	2024	2023
Revenue	5,181,381	5,262,936
Cost of revenue	(3,342,241)	(3,121,335)
Gross profit	1,839,140	2,141,601

Selling and marketing expenses	(294,911)	(309,467)
Administrative expenses	(188,207)	(157,253)
Other operating income/(expense), net	20,309	(849)
Operating profit	1,376,331	1,674,032
Net finance costs / income	(51,841)	(232,635)
Profit before income tax	1,324,490	1,441,397
Tax benefit /(expense)	(210,352)	(171,500)
Profit/(loss) for the year from discontinued operations	1,114,138	1,269,897

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21.	Discontinued operations (continued)

The major classes of assets and liabilities of the disposal group classified as held for sale as at 30 June 2024 and 31 December 2023 are, as follows:

	30 June	31 December
	2024	2023
Assets
Property, plant and equipment	6,448,157	7,231,976
Right-of-use assets	1,299,729	1,655,774
Intangible assets	3,301,058	4,115,998
Trade receivables	250,508	336,656
Deferred tax assets	1,159,327	1,641,353
Other non current asset	164,899	189,311
Financial assets at amortized cost	769,768	918,264
Cash and cash equivalents	5,336,305	5,011,141
Other current asset	228,212	236,339
Assets held for sale	18,957,963	21,336,812

Liabilities
Borrowings	4,451,265	5,643,495
Employee benefit obligations	43,525	43,320
Current tax liabilities	6,615	5,239
Trade and other payables	998,110	1,111,944
Other non current liabilities	3,332	6,657
Deferred revenue	21,912	22,208
Contract liabilities	509,777	574,083
Provisions	357,401	485,855
Liabilities directly associated with the assets held for sale	6,391,937	7,892,801

Net assets directly associated with disposal group	12,566,026	13,444,011

Amounts included in accumulated OCI:

Foreign currency translation reserve	6,334,514	7,658,942
Reserve of disposal group classified as held for sale	6,334,514	7,658,942

The net cash flows incurred by the disposal group are, as follows:

	30 June	30 June
	2024	2023
Cash flows from operating activities	3,046,087	3,538,994
Cash flows from investing activities	(1,369,207)	(993,012)
Cash flows from financing activities	(541,939)	(657,739)
Net cash (outflow)/inflow	1,134,941	1,888,243

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21.	Discontinued operations (continued)

Deferred tax asset related to discontinued operations

Lifecell, which is included in the disposal group, has recognised a deferred tax asset at the amount of TL 998,219 as of 30 June 2024 (31 December 2023: TL 1,468,515), as it is considered probable that future taxable profits will be available to benefit from the deductible tax losses amounting to TL 5,545,661 (31 December 2023: TL 8,158,417). The mentioned tax losses are available indefinitely for offsetting against future taxable profits. As of 30 June 2024, the Group used business plans in determining the amount of deferred tax assets that is recoverable and concluded that tax losses can be utilized within 4 years.

22.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year.

23.	Subsequent events

TDC Veri Hizmetleri A.Ş., in which The Company's subsidiary Turktell Bilişim Hizmetleri A.Ş. has a 100% shareholding and whose capital is TRY 250,000, has been incorporated. The registration of the company was announced on 11 July 2024.

The share transfer transactions for the acquisition of the remaining 49.0% shares of Dijital Eğitim Teknolojileri A.Ş. ("Dijital Eğitim") by The Company's 100% owned subsidiary Turkcell Dijital İş Servisleri A.Ş. ("Turkcell Dijital"), which has 51.0% shareholding in it, from Şahinkaya Özel Eğitim Kurumları A.Ş., the other shareholder of Dijital Eğitim, for TRY 45,600 were completed on 26 July 2024.

Under the share buyback decisions taken on 27 July 2016, and subsequent dates, a total of 1,398 shares were purchased on 5 August 2024, at a price level of TL 98.05 per share

The Company's Board of Directors has resolved to initiate the necessary procedures for the liquidation of Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş. ("Ultia") as the growth potential of the sector in which it operates has been limited recently, transfer all kinds of assets, including intellectual property rights, belonging to Ultia to Turkcell Teknoloji Araştırma ve Geliştirme A.Ş. through the valuation to be made by a valuation company licensed by the Capital Markets Board.

Artel Bilişim Servisleri A.Ş., in which the Company Turkcell İletişim Hizmetleri A.Ş. has a 100% shareholding, has been incorporated. The registration of the company was announced on 16 August 2024.

The share buy-back decisions on 27 July 2016 and the following dates, the Company purchased a total of 3,000,000 shares at an average price level of TRY 99.87 on 21August 2024.

The transfer of shares, along with all rights and liabilities in Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, The Company's subsidiaries, to DVL Telecom (one of NJJ Holding group companies) has been completed. The company is no longer a shareholder in these subsidiaries. On 9 September 2024, at the closing date, USD 524.3 million was received by the Company in accordance with the share purchase agreement. The final sales value will be determined based on closing adjustments to be made, based on the level of net cash/debt on financial statements to be prepared as of the closing date. Further developments will be fully and promptly disclosed to the public.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS PERIOD ENDED 30 JUNE 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 June 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

24.	Subsequent events

With the tax regulations published in the Official Gazette dated 2 August 2024, Pillar Two regulations have come into effect in Turkey. According to the management's preliminary assessments, Group management does not expect a significant impact on the consolidated financial statements due to the changes made in the Pillar Two. However, the Group continues to monitor legislative changes on this matter in other countries where it operates.

On 12 July 2024, the company issued financing bonds amounting to TL 2,200,000 with a maturity date of 10 October 2024, and on 6 August 2024, issued financing bonds amounting to TL 800,000 with a maturity date of 6 November 2024.

On 13 August 2024, Turkcell Finansman, a wholly-owned subsidiary of the Group, issued a financing bond with a maturity date of 11 November 2024, amounting to TL 160,300.

On 20 August 2024, Turkcell Ödeme, a wholly-owned subsidiary of the Group, issued lease certificates amounting to TL 300,000 with a maturity date of 4 December 2024, and on 4 September 2024, issued lease certificates amounting to TL 100,000 with a maturity date of 12 December 2024.

On 14 August 2024, Turkcell Superonline, a wholly-owned subsidiary of the Group, issued lease certificates amounting to TL 300,000 with a maturity date of 28 November 2024, and on 11 September 2024, issued lease certificates amounting to TL 300,000 with a maturity date of 18 December 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 13, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 13, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: September 13, 2024	By:	/s/ Nuri Burak Konuk

		Name:	Nuri Burak Konuk
		Title:	Turkcell Group Financial Reporting Director